

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-33682



**FIRST ADVANTAGE BANCORP**
(Exact name of registrant as specified in its charter)

| Tennessee<br>(State or other jurisdiction of incorporation or organization) | 26-0401680<br>(I.R.S. Employer Identification No.) |
|---|---|
| 1430 Madison Street, Clarksville, Tennessee<br>(Address of principal executive offices) | 37040<br>(Zip Code) |

Registrant's telephone number, including area code: (931) 552-6176

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $0.01 per share | Nasdaq Stock Market, LLC |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web Site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| (Check one): | Large accelerated filer [ ] | Accelerated filer [ ] |
|---|---|---|
| | Non-accelerated filer [ ] | Smaller reporting company [ X ] |

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ___ No X

As of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by non-affiliates, based upon the closing price per share of the registrant's common stock on the Nasdaq Global Market, was approximately $37.33 million.

The number of shares outstanding of the registrant's common stock as of March 4, 2011 was 4,632,494.

**DOCUMENT INCORPORATED BY REFERENCE:**

Portions of the Proxy Statement for the 2011 Annual Meeting of Shareholders of First Advantage Bancorp, to be held on May 18, 2011, are incorporated by reference in Part III of this Form 10-K.

# INDEX

*This annual report contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of First Advantage Bancorp. These forward-looking statements are identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. First Advantage Bancorp's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of First Advantage Bancorp and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in First Advantage Bancorp's market area, changes in real estate market values in First Advantage Bancorp's market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform. Additional factors that may affect our results are discussed in Item 1A to this Annual Report on Form 10-K titled "Risk Factors" below.*

*These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, First Advantage Bancorp does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.*

*Unless the context indicates otherwise, all references in this annual report to "Company," "we," "us" and "our" refer to First Advantage Bancorp and its subsidiary.*

# PART I

## Item 1. BUSINESS

### General

First Advantage Bancorp (the "Company") is a Tennessee chartered company incorporated in June 2007 to serve as the holding company for First Federal Savings Bank ("First Federal" or the "Bank"). First Advantage Bancorp's principal business activity is the ownership of the outstanding common stock of First Federal. First Advantage Bancorp uses the premises, equipment and other property of First Federal with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement. Accordingly, the information set forth in this annual report, including the consolidated financial statements and related financial data contained herein, relates primarily to First Federal. As a savings and loan holding company, First Advantage Bancorp is subject to the regulation of the Office of Thrift Supervision.

First Federal is a federally chartered savings bank originally founded in 1953 and headquartered in Clarksville, Tennessee. The Bank operates as a community-oriented financial institution offering traditional financial services to customers and businesses in the Bank's primary market area. First Federal attracts deposits from the general public and uses those funds to originate one-to-four family mortgage loans, nonresidential real estate loans, construction loans (including speculative construction loans) commercial business loans and land loans, and, to a lesser extent, multi-family loans and consumer loans.

We have posted our Code of Ethics for directors, officers and employees, and the charters of the Audit Committee, Compensation Committee, and Nominating Committee of our board of directors on the Investor Relations section of our website at www.firstfederalsb.com. The Company's and the Bank's executive offices are located at 1430 Madison Street, Clarksville, Tennessee and our main telephone number is (931) 552-6176. Information on our website should not be considered a part of this annual report.

### Market Area

We consider Montgomery County, Tennessee and the surrounding areas to be our primary market area. The top employment sectors in the county are currently the services industry, wholesale/retail trade and government and manufacturing, which are likely to continue to be supported by the projected growth in population and median household income.

The economy of Montgomery County is significantly influenced by Fort Campbell, a nearby U.S. Army installation, and Austin Peay State University, one of the county's top employers and one of the fastest growing universities in Tennessee, with an enrollment of approximately 10,100 students, and by the county's proximity to Nashville, Tennessee. A growing number of young military retirees from Fort Campbell and the expanding Austin Peay State University community, as well as an increased number of commuters to the Nashville metropolitan area, have created a housing demand that currently supports lending activities in our primary market area. Additionally, Hemlock Semiconductor LLC ("HSC"), a polycrystalline silicon manufacturer, is constructing a new state-of-the-art $1.2 billion manufacturing facility in Clarksville. Upon completion of the initial investment, the Clarksville site is expected to employ more than 500 people, and will employ up to 800 when expanded. It is anticipated that construction of the HSC facility will also employ 1,000 construction workers during the next four to six years.

**Competition**

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our primary market area and from other financial service companies such as securities and mortgage brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2010, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 11.2% of the FDIC-insured deposits in Montgomery County, Tennessee. This data does not reflect deposits held by credit unions with which we also compete. In addition, banks owned by large national and regional holding companies and other community-based banks also operate in our primary market area. Some of these institutions are larger than us and, therefore, may have greater resources.

Our competition for loans comes primarily through financial institutions in our primary market area and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as credit unions, insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet, and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law now permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

We believe we are not dependent upon any single industry or customer.

**Lending Activities**

The largest segment of our loan portfolio is real estate mortgage loans, primarily one-to-four family residential loans and nonresidential real estate loans. The other significant segments of our loan portfolio are construction loans, primarily one-to-four family construction loans (including speculative construction loans), multi-family loans, commercial business loans and land loans. To a lesser degree, we also originate consumer loans. We originate loans for investment purposes, although we generally sell a substantial majority of our one-to-four family residential loans into the secondary market with servicing released. See note 5 to the notes to the consolidated financial statements beginning on page F-1 of this annual report.

We intend to continue to emphasize residential and non-residential real estate lending while concentrating on ways to expand our consumer/retail banking capabilities and our commercial banking services with a focus on serving small businesses and emphasizing relationship banking in our primary market area.

***One-to-Four Family Residential Loans.*** Our origination of residential mortgage loans enables borrowers to purchase or refinance existing homes located in Montgomery County, Tennessee, and the surrounding areas.

Our residential lending policies and procedures conform to the secondary market guidelines as we generally sell qualifying fixed-rate loans into the secondary market. We generally offer fixed-rate mortgage loans with terms of 10 to 30 years. To a lesser extent, we also offer adjustable-rate mortgage loans. Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to an initially discounted interest rate and loan fees for multi-year adjustable-rate mortgages. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us based on our own pricing criteria and competitive market conditions.

Interest rates and payments on our adjustable-rate mortgage loans generally adjust annually after an initial fixed period that typically ranges from one to three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate typically equal to a percentage above the three or five year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally two percentage points per adjustment period and the lifetime interest rate cap is generally six percentage points over the initial interest rate of the loan. We sell with servicing released a substantial majority of all one-to-four family loans we originate.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans on a regular basis. We do not offer loans with negative amortization and generally do not offer interest-only loans.

For the most part, we do not make conventional loans with loan-to-value ratios exceeding 95%. Loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance. We generally require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

***Nonresidential Real Estate Loans.*** We offer fixed- and adjustable-rate mortgage loans secured by nonresidential real estate. Our nonresidential real estate loans are generally secured by small to moderately-sized office, retail and industrial properties located in our primary market area and are typically made to small business owners and professionals such as developers, physicians, attorneys and accountants.

We originate a variety of fixed- and adjustable-rate nonresidential real estate loans, generally for terms of one to seven years and with payments based on an amortization schedule of 15 to 25 years. Our adjustable-rate loans generally adjust based on either the prime lending rate or the First Federal Base Rate every three to five years. Loans are secured by first mortgages, generally are originated with a maximum loan-to-value ratio of 80% and generally require specified debt service coverage ratios depending on the characteristics of the project. Rates and other terms on such loans generally depend on our assessment of credit risk after considering such factors as the borrower's financial condition and credit history, loan-to-value ratio, debt service coverage ratio and other factors.

At December 31, 2010, our largest nonresidential real estate loan had an outstanding balance of $5.0 million. This loan, which was originated in September 2009, is secured by a deed of trust and was performing in accordance with its original terms at December 31, 2010.

***Construction Loans.*** We originate construction loans for one-to-four family homes and commercial, multi-family and other nonresidential purposes. Interest rates on these loans are generally tied to the prime lending rate. We generally may finance up to 75% to 80% of the appraised value of the completed property. We also offer construction loans for the financing of one-to-four family and multiple family homes, which may convert into permanent loans at the end of the construction period. We generally require a maximum loan-to-value ratio of 80% for construction loans on owner occupied homes. We generally disburse funds on a percentage-of-completion basis following an inspection by a third party inspector. At December 31, 2010, our largest non-speculative construction loan commitment was for $1.4 million, with an outstanding balance of $545,000. This loan commitment was originated in October 2010.

We also originate speculative construction loans to builders who have not identified a buyer for the completed property at the time of origination. At December 31, 2010, we had approved commitments for speculative construction loans of $22.0 million, of which $15.9 million was outstanding. We require a maximum loan-to-value ratio of 80% for speculative construction loans. We believe we have implemented strict underwriting requirements for speculative construction loans to help ensure that loans are made to a limited group of reputable, financially sound builders and for feasible projects having an adequate demand to facilitate the sale of the properties within an acceptable period of time. Each month we monitor the total number of speculative units under construction, the number of units with each builder, and the number of units within each subdivision. At December 31, 2010, our largest aggregate speculative construction loan commitment to a single builder was for $1.5 million, of which $1.4 million was outstanding. These loans were originated in February 2009, December 2009, May 2010 and October 2010 and are secured by three single family residences and eight condominium buildings under construction and the underlying lots. At December 31, 2010, these loans were performing in accordance with their original terms.

***Land Loans***. We originate loans to developers for the purpose of developing vacant land in our primary market area, typically for residential subdivisions. Land loans are generally interest-only loans for a term of up to three years (one year to develop the property and approximately two years to liquidate the lots with a minimum principal reduction required annually and with repayment in full resulting from the sale of the improved property. At December 31, 2010, our largest land loan had an outstanding balance of $3.7 million ($1.3 million of which was a participation loan). This loan, which was originated in December 2009 and is secured by approximately 303 acres, was performing in accordance with its original terms at December 31, 2010.

***Multi-Family Real Estate Loans***. We offer multi-family mortgage loans that are generally secured by apartment buildings in our primary market area. We originate a variety of fixed- and adjustable-rate multi-family real estate loans, generally for terms of one to seven years and with payments based on an amortization schedule of 15 to 25 years. Our adjustable-rate loans generally adjust based on the prime lending rate or the First Federal Base Rate every three to five years. Loans are secured by first mortgages and generally are originated with a maximum loan-to-value ratio of 80% and generally require specified debt service coverage ratios depending on the characteristics of the project. Rates and other terms on such loans generally depend on our assessment of the credit risk after considering such factors as the borrower's financial condition and credit history, loan-to-value ratio, debt service coverage ratio and other factors.

***Consumer Loans.*** Although we offer a variety of consumer loans, our consumer loan portfolio consists primarily of home equity loans, both fixed-rate amortizing term loans and variable rate lines of credit. Consumer loans typically have shorter maturities and higher interest rates than traditional one-to-four family lending. When combined with a first mortgage loan, we will typically make home equity loans up to a loan-to-value ratio of 90%. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

***Commercial Business Loans.*** We typically offer commercial business loans to small businesses located in our primary market area. Commercial business loans are generally secured by equipment, inventory or accounts receivable of the borrower. Key loan terms vary depending on the collateral, the borrower's financial condition, credit history and other relevant factors, and personal guarantees are typically required as part of the loan commitment.

**Loan Underwriting Risks**

***Adjustable-Rate Loans.*** While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

***Multi-Family and Nonresidential Real Estate Loans.*** Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family or nonresidential real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

***Construction and Land Loans.*** Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment if liquidation is required. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land loans have substantially similar risks to speculative construction loans.

***Consumer Loans.*** Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly, such as motor vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

***Commercial Business Loans.*** Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

***Loan Approval Procedures and Authority.*** Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors and management. Currently, our aggregate debt limitation is equal to the loans to one borrower limit as defined by the Office of Thrift Supervision. Should the board determine to lower the loans to one borrower limit below the Office of Thrift Supervision regulatory requirement, then a majority of the board of directors would be required to approve a credit extension which, in aggregate, exceeds the internal limit up to an amount not to exceed the Office of Thrift Supervision loans to one borrower limitation.

***Loans to One Borrower.*** The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, to 15% of our stated capital and reserves. At December 31, 2010, our largest lending relationship and our largest outstanding loan balance to one borrower was $5.8 million, which was comprised of a developed subdivision, an adjacent tract for future development, a farm and a construction loan for a personal residence. These loans were performing according to their original terms at December 31, 2010.

***Loan Commitments.*** We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 30 to 45 days. See note 16 to the notes to the consolidated financial statements beginning on page F-1 of this annual report.

**Investment Activities**

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored agencies and of state and municipal governments, collateralized mortgage obligations and mortgage-backed securities. Within certain regulatory limits, we may also invest a portion of our assets in other permissible securities. As a member of the Federal Home Loan Bank of Cincinnati, we also are required to maintain an investment in Federal Home Loan Bank of Cincinnati stock.

At December 31, 2010, our investment portfolio consisted primarily of mortgage-backed securities, U.S. government and agency securities, including debt securities issued by government sponsored enterprises, municipal and other bonds, collateralized mortgage obligations and corporate debt securities.

We invest in callable securities. Our callable securities, with a fair market value of $15.8 million at December 31, 2010, consist of U.S. government agency bonds and securities that are callable within one year, corporate debt securities that are callable at periods ranging from one to three years, and state and political subdivision bonds that are callable beginning in periods ranging from two to ten years. We face reinvestment risk with callable securities, particularly during periods of falling market interest rates when issuers of callable securities tend to call or redeem their securities. Reinvestment risk is the risk that we may have to reinvest the proceeds from called securities at lower rates of return than the rates paid on the called securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, and to provide an alternate source of low-risk investments at a favorable return when loan demand is weak. Our board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy. Our Chief Financial Officer and Chief Executive Officer are responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors receives monthly reports on investment activity and, as part of the monthly financial report, is informed as to the mix of investments, yields by category of investment and the overall yield on the portfolio, as well as any gains or losses incurred during the prior month.

**Deposit Activities and Other Sources of Funds**

Deposits, borrowings, loan repayments, mortgage-backed security repayments and called investments are the major sources of our funds for lending and other investment purposes. Scheduled loan and mortgage-backed security repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments and security calls are significantly influenced by general interest rates and money market conditions.

***Deposit Accounts.*** Substantially all of our depositors are residents of Tennessee. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We review our deposit mix and pricing weekly. Our deposit pricing strategy has typically been to offer competitive rates on all types of deposit products, and to regularly offer special rates in order to attract deposits of a specific type or term.

In addition to accounts for individuals, we also offer deposit accounts designed for the businesses operating in our primary market area. Our business banking deposit products include commercial checking accounts and money market accounts.

***Borrowings.*** We use advances from the Federal Home Loan Bank of Cincinnati and Federal Reserve Bank through the Discount Window to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans, non-residential real estate loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness.

**Personnel**

As of December 31, 2010, we had 84 full-time employees and 3 part-time employees, none of whom is represented by a collective bargaining unit. We believe that our relationship with our employees is good.

**Subsidiaries**

First Federal Savings Bank has one subsidiary, First Financial Mortgage Corp., which was inactive at December 31, 2010. On December 19, 2007, First Financial Mortgage Corp. conveyed its only remaining tangible asset, the Blue Hole Lodge, to First Advantage Bancorp for the sum of $200,000. Acquired in 2001 as a meeting and training center, the Blue Hole Lodge property consists of approximately five acres with an improved lodge building. Acquisition and improvement costs totaled approximately $1.3 million. As of December 31, 2010, the property had been written down to $200,000, which is the estimated fair market value of the property.

## REGULATION AND SUPERVISION

First Advantage Bancorp, as a savings and loan holding company, is required to file certain reports with, is subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. First Advantage Bancorp is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws. First Advantage Bancorp is listed on the Nasdaq Global Market under the trading symbol "FABK," and we are subject to the rules of Nasdaq for listed companies. First Federal is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. First Federal is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. First Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate First Federal's safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on First Advantage Bancorp and First Federal and their operations.

Certain of the regulatory requirements that are applicable to First Advantage Bancorp and First Federal are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on First Advantage Bancorp and First Federal and is qualified in its entirety by reference to the actual statutes and regulations.

**The Dodd-Frank Act**

On July 21, 2010, financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, including provisions that, among other things, will:

- Abolish the Office of Thrift Supervision and transfer functions of the Office of Thrift Supervision to other federal banking agencies.
- Transfer the regulation, supervision, and rulemaking authority of federal savings banks, such as First Federal Savings Bank, to the Office of Comptroller of the Currency (except rulemaking relating to affiliate transactions, loans to insiders and tying arrangements, which will be transferred to the Federal Reserve Board).
- Transfer the regulation, supervision and rulemaking authority of savings and loan holding companies, such as First Advantage Bancorp, to the Federal Reserve Board.
- Centralize responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing, examining and enforcing compliance with federal consumer financial laws.
- Restrict the preemption of state law by federal law.
- Apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies.
- Require the Office of the Comptroller of the Currency to seek to make its capital requirements countercyclical so that capital requirements increase in times of economic expansion and decrease in times of economic contraction.
- Require financial holding companies, such as First Advantage Bancorp, to be well capitalized and well managed as of July 21, 2011. Bank holding companies and banks must also be both well capitalized and well managed in order to acquire banks located outside their home state.
- Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling on the size of the Deposit Insurance Fund ("DIF") and increase the floor of the size of the DIF.
- Impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself.
- Implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, which apply to all public companies, not just financial institutions.
- Make permanent the $250,000 limit for federal deposit insurance and increase the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000 and provide unlimited federal deposit insurance until December 31, 2012 for non-interest bearing demand transaction accounts at all insured depository institutions.
- Repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- Amend the Electronic Fund Transfer Act ("EFTA") to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers, having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company, its customers or the financial industry more generally. Provisions in the legislation that affect the payment of interest on demand deposits and interchange fees are likely to increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

**Regulation of Federal Savings Associations**

***Business Activities.*** Federal law and regulations, primarily the Home Owners' Loan Act and the regulations of the Office of Thrift Supervision, govern the activities of federal savings banks, such as First Federal. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

***Branching.*** Federal savings banks are authorized to establish branch offices in any state or states of the United States and its territories, subject to the approval of the Office of Thrift Supervision.

***Capital Requirements.*** The Office of Thrift Supervision's capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for national banks.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2010, First Federal met each of these capital requirements. See note 12 to the consolidated financial statements beginning on page F-1 of this annual report.

***Prompt Corrective Regulatory Action.*** The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in the amount of the lesser of 5% of the association's total assets when it became undercapitalized or the amount necessary to achieve full compliance at the time the association first failed to comply. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. "Significantly undercapitalized" and "critically undercapitalized" institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

***Loans to One Borrower.*** Federal law provides that savings institutions are subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. See "*—Loan Underwriting Risk—Loans to One Borrower.*"

***Standards for Safety and Soundness.*** As required by statute, the federal banking agencies have adopted Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

***Limitation on Capital Distributions.*** Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to stockholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (*i.e.*, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like First Federal, it is a subsidiary of a holding company. If First Federal's capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice. See note 12 to the consolidated financial statements of this annual report.

***Qualified Thrift Lender Test.*** Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12-month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments." As of December 31, 2010, First Federal maintained 95.0% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

***Transactions with Related Parties.*** First Federal's authority to engage in transactions with "affiliates" is limited by Office of Thrift Supervision regulations and Sections 23A and 23B of the Federal Reserve Act as implemented by the Federal Reserve Board's Regulation W. The term "affiliates" for these purposes means any company that controls or is under common control with an institution. First Advantage Bancorp and any non-savings institution subsidiaries would be affiliates of First Federal. In general, transactions with affiliates must be on terms that are as favorable to the institution as comparable transactions with non-affiliates. In addition, certain types of transactions are restricted to 10% of an institution's capital and surplus with any one affiliate and 20% of capital and surplus with all affiliates. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from an institution. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 prohibits a company from making loans to its executive officers and directors. However, that act contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, First Federal's authority to extend credit to executive officers, directors and 10% stockholders ("insiders"), as well as entities under such persons' control, is limited. The law restricts both the individual and aggregate amount of loans First Federal may make to insiders based, in part, on First Federal's capital position and requires certain board approval procedures to be followed. Such loans must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. There are additional restrictions applicable to loans to executive officers. For information about transactions with our directors and officers, see Item 13, "*Certain Relationships and Related Transactions, and Director Independence.*"

***Enforcement.*** The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, or conservatorship. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

The Office of the Comptroller of the Currency will assume the Office of Thrift Supervision's enforcement authority as to federal savings associations pursuant to the Dodd-Frank Act regulatory restructuring.

***Assessments.*** Federal savings banks and holding companies are required to pay assessments to the Office of Thrift Supervision to fund its operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly thrift financial report, the institution's financial condition and the complexity of its asset portfolio. The Office of Thrift Supervision assessments paid by First Federal for the year ended December 31, 2010 totaled $96,000.

***Insurance of Deposit Accounts.*** First Federal's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC.

Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Assessment rates currently range from seven to 77.5 basis points of assessable deposits. The FDIC may adjust the scale uniformly, except that no adjustment can deviate more than three basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

On February 7, 2011, the FDIC approved a final rule that implemented changes to the deposit insurance assessment system mandated by the Dodd-Frank Act. The final rule, which will take effect for the quarter beginning April 1, 2011, requires that the base on which deposit insurance assessments are charged be revised from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Under the final rule, insured depository institutions are required to report their average consolidated total assets on a daily basis, using the regulatory accounting methodology established for reporting total assets. For purposes of the final rule, tangible equity is defined as Tier 1 capital. Prior to the April 1, 2011 effective date of the final rule, the FDIC will continue to calculate the assessment base from adjusted domestic deposits.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (as of June 30, 2009), capped at ten basis points of an institution's deposit assessment base, in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The FDIC provided for similar assessments during the final two quarters of 2009, if deemed necessary.

In lieu of further special assessments, however, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which included an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000. That coverage was made permanent by the Dodd-Frank Act. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2010, and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and October 31, 2009 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012. First Federal participates in the unlimited noninterest- bearing transaction account coverage and First Federal and First Advantage Bancorp opted not to participate in the unsecured debt guarantee program. The Dodd-Frank Act extended the unlimited coverage for certain noninterest-bearing transaction accounts from January 1, 2011 until December 31, 2012 without the opportunity for opt out.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2010 averaged 1.05 basis points of assessable deposits.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC and the FDIC has recently exercised that discretion by establishing a long range fund ratio of 2%.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of First Federal. Management cannot predict what insurance assessment rates will be in the future.

FDIC insurance expense totaled $278,000 and $448,000 in 2010 and 2009, respectively. FDIC expense includes deposit insurance assessments and Financing Corporation ("FICO") assessments.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of First Federal does not know of any practice, condition or violation that might lead to termination of deposit insurance.

***Safety and Soundness Standards.*** The FDIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDIA. See "Prompt Corrective Regulatory Action" above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

***Temporary Liquidity Guarantee Program.*** In November 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC in October 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program, the FDIC will (i) guarantee, through the earlier of maturity or December 31, 2012 (extended from June 30, 2012 by subsequent amendment), certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before October 31, 2009 (extended from June 30, 2009 by subsequent amendment) and (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC insured institutions through December 31, 2010 (extended twice from December 31, 2009 and June 30, 2010, respectively, subject to an opt-out provision, by subsequent amendment). The Company elected to participate in both guarantee programs and did not opt out of the extension of the transaction account guarantee program. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranged from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage was 10 basis points per quarter during 2009 on amounts in covered accounts exceeding $250,000. During the first six-month extension period in 2010, the fee assessment increased to 15 basis points per quarter for institutions that are in Risk Category 1 of the risk-based premium system.

Separate temporary unlimited coverage for non-interest bearing transaction accounts became effective on December 31, 2010 and will last until December 31, 2012.

***Depositor Preference.*** The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

***Liability of Commonly Controlled Institutions.*** FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of another FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to another FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. Such a "cross-guarantee" claim against a depository institution is generally superior in right of payment to claims of the holding company and its affiliates against that depository institution. At this time, First Federal is the only insured depository institution controlled by the Company for this purpose. However, if the Company were to control other FDIC-insured depository institutions in the future, the cross-guarantee would apply to all such FDIC-insured depository institutions.

***Financial Privacy.*** The federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

***Anti-Money Laundering and the USA Patriot Act.*** A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "USA Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The United States Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as First Federal. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

***Office of Foreign Assets Control Regulation.*** The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

***Incentive Compensation.*** In June 2010, the Federal Reserve, OCC and FDIC issued a comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

***Other Legislative and Regulatory Initiatives.*** In addition to the specific proposals described above, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or First Federal could have a material effect on the business of the Company.

***Federal Home Loan Bank System.*** First Federal is a member of the Federal Home Loan Bank System, which consists of (12) regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. First Federal, as a member of the Federal Home Loan Bank of Cincinnati, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20th of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. At December 31, 2010, First Federal complied with this requirement with an investment in Federal Home Loan Bank stock of $3.0 million.

The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced.

***Community Reinvestment Act.*** Under the Community Reinvestment Act, as implemented by Office of Thrift Supervision regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of a savings association, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution's rating and requires the Office of Thrift Supervision to provide a written evaluation of an association's Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

First Federal received a "satisfactory" rating as a result of its most recent Community Reinvestment Act assessment.

**Other Regulations**

Interest and other charges collected or contracted for by First Federal are subject to state usury laws and federal laws concerning interest rates. First Federal's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of First Federal also are subject to the:

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of personal financial information with unaffiliated third parties.

As required by the John Warner National Defense Authorization Act for Fiscal Year 2007, the U.S. Department of Defense has adopted regulations that prohibit extensions of consumer credit to military personnel and their dependents on predatory terms. The regulations specifically apply to payday loans, vehicle title loans and tax refund anticipation loans and limit the annual percentage rate chargeable on covered loans to 36% per annum calculated in accordance with the regulations. Creditors are required to make specific disclosures to military personnel and their dependents, including notice of their rights and the military annual percentage rate. The regulations prohibit, among other things: (1) the refinance of previously extended covered consumer credit unless it is on more favorable terms; (2) the requirement of arbitration or unreasonable notice in the case of a dispute; and (3) the imposition of prepayment penalties. Consumer credit in violation of the rules is void from inception. Known violations are subject to criminal penalties.

**Federal Reserve System**

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal ("NOW") and regular checking accounts). At December 31, 2010, the regulations provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $58.8 million; a 10% reserve ratio is applied above $58.8 million. The first $10.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. First Federal Savings Bank complies with the foregoing requirements.

**Holding Company Regulation**

***General.*** First Advantage Bancorp is a nondiversified unitary savings and loan holding company within the meaning of federal law. The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings institution after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. Upon any non-supervisory acquisition by First Advantage Bancorp of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the Office of Thrift Supervision, First Advantage Bancorp would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain activities authorized by Office of Thrift Supervision regulation. However, the Office of Thrift Supervision has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

The Dodd-Frank Act regulatory restructuring transfers to the Federal Reserve Board the responsibility for regulating and supervising savings and loan holding companies. That will occur one year from the July 21, 2010 effective date of the Dodd-Frank Act, subject to a possible six month extension.

***Activities Restrictions.*** A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the Office of Thrift Supervision, and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

***Capital.*** Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. Instruments such as cumulative preferred stock and trust preferred securities will no longer be includable as Tier 1 capital as is currently the case with bank holding companies. Instruments issued by May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. There is a five-year transition period (from the July 21, 2010 effective date of the Dodd-Frank Act) before the capital requirements will apply to savings and loan holding companies.

***Source of Strength.*** The Dodd-Frank Act also extends the "source of strength" doctrine to savings and loan holding companies. The regulatory agencies must issue regulations requiring that all bank and savings and loan holding companies serve as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

***Dividends.*** First Federal must notify the Office of Thrift Supervision thirty (30) days before declaring any dividend to First Advantage Bancorp. The financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

***Acquisition of Control.*** Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire "control" of a savings and loan holding company or savings association. An acquisition of "control" can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

**Federal Securities Laws**

First Advantage Bancorp's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. First Advantage Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements imposed under the Securities Exchange Act of 1934.

**Federal Income Taxation**

***General.*** We report our income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2006. For 2010, First Federal's maximum federal income tax rate was 34.0%.

First Advantage Bancorp and First Federal have entered into a tax allocation agreement. Because First Advantage Bancorp owns 100% of the issued and outstanding capital stock of First Federal, First Advantage Bancorp and First Federal are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group First Advantage Bancorp is the common parent corporation. As a result of this affiliation, First Federal may be included in the filing of a consolidated federal income tax return with First Advantage Bancorp and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

***Bad Debt Reserves.*** For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $3.6 million of our accumulated bad debt reserves would not be recaptured into taxable income unless First Federal Savings Bank makes a "non-dividend distribution" to First Advantage Bancorp as described below.

***Distributions.*** If First Federal Savings Bank makes "non-dividend distributions" to First Advantage Bancorp, the distributions will be considered to have been made from First Federal's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from First Federal's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in First Federal's taxable income. Non-dividend distributions include distributions in excess of First Federal's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of First Federal's current or accumulated earnings and profits will not be so included in First Federal's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if First Federal makes a non-dividend distribution to First Advantage Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34.0% federal corporate income tax rate.

### State Taxation

***Tennessee.*** Tennessee imposes franchise and excise taxes. The franchise tax ($0.25 per $100) is applied either to apportioned net worth or the value of property owned and used in Tennessee, whichever is greater, as of the close of a company's fiscal year. The excise tax (6.5%) is applied to net earnings derived from business transacted in Tennessee. Under Tennessee regulations, bad debt deductions are deductible from the excise tax. There have not been any audits of our state tax returns during the past five years.

Any cash dividends, in excess of a certain exempt amount, that would be paid with respect to First Advantage Bancorp common stock to a stockholder (including a partnership and certain other entities) who is a resident of Tennessee will be subject to the Tennessee income tax (6%). Any distribution by a corporation from earnings according to percentage ownership is considered a dividend, and the definition of a dividend for Tennessee income tax purposes may not be the same as the definition of a dividend for federal income tax purposes. A corporate distribution may be treated as a dividend for Tennessee tax purposes if it is paid from funds that exceed the corporation's earned surplus and profits under certain circumstances.

**Executive Officers of the Registrant**

The following individuals serve as executive officers of the Company and the Bank:

| Name | Position |
|---|---|
| Earl O. Bradley, III | Chief Executive Officer |
| John T. Halliburton | President |
| Patrick C. Greenwell | Chief Financial Officer and Corporate Secretary |
| Franklin G. Wallace | Chief Information Officer – First Federal Savings Bank |
| Jon R. Clouser | Chief Lending Officer – First Federal Savings Bank |

Below is information regarding our executive officers who are not also directors. Ages presented are as of December 31, 2010.

***Patrick C. Greenwell*** has been Chief Financial Officer of First Federal Savings Bank since 2005. Before joining First Federal Savings Bank, Mr. Greenwell was Senior Vice President, Information Systems with Wachovia Bank. Age 52.

***Franklin G. Wallace*** has served as the Chief Information Officer of First Federal Savings Bank since 2005. Before joining First Federal Savings Bank, Mr. Wallace was a Senior Vice President at Old National Bank (formerly Heritage Bank). Age 60.

***Jon R. Clouser*** has served as the Chief Lending Officer of First Federal Savings Bank since March 2007. From March 2003 to March 2007, Mr. Clouser was an Executive Vice President of Cumberland Bank and Trust. Mr. Clouser also served as a Senior Vice President of Old National Bank (formerly Heritage Bank) from 1990 to March 2003. Age 57.

## Item 1A. RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risks and uncertainties that management believes affect the Company are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of the Company's common stock could decline significantly, and you could lose all or part of your investment.

**Our business may be adversely affected by conditions in the financial markets and economic conditions generally.**

Since December 2007 and continuing through 2009, business activity across a wide range of industries and regions in the United States has been greatly reduced and local governments and many businesses are in serious difficulty due to decreased consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly.

Market conditions have also led to the failure or merger of several prominent financial institutions and numerous regional and community-based financial institutions. These failures, as well as projected future failures, have had a significant negative impact on the capitalization level of the deposit insurance fund of the FDIC, which, in turn, has led to a significant increase in deposit insurance premiums paid by financial institutions.

Our financial performance, in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where we operate. Overall, during 2009 and much of 2010, the business environment has been adverse for many households and businesses in the United States and worldwide and it is expected that such business environment will continue to deteriorate for the foreseeable future. While the business environment in Montgomery County, Tennessee, and the markets in which we operate have been less adverse than in the United States as a whole, a continued overall economic downturn could eventually have a negative affect in our market area. Such conditions could adversely affect the credit quality of our loans, results of operations and our financial condition.

**If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.**

In the event that our loan customers do not repay their loans according to the terms of the loans, and the collateral securing the repayment of these loans is insufficient, or a ready market is not available, to cover any remaining loan balance, we could experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets, if any, serving as collateral for the repayment of our loans. In determining the amount of our allowance for loan losses, we rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover probable losses inherent in our loan portfolio, which may require additions to our allowance. Although we are unaware of any specific problems with our loan portfolio that would require any increase in our allowance at the present time, our allowance for loan losses may need to be increased further in the future due to our emphasis on loan growth and on increasing our portfolio of commercial business and commercial real estate loans. Any material additions to our allowance for loan losses would materially decrease our net income.

In addition, our regulators periodically review our allowance for loan losses and may require us to increase our provisions for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by regulatory authorities could have a material adverse effect on our consolidated results of operations and financial condition.

**Our concentrations in construction loans, including speculative construction loans, nonresidential real estate loans and land loans may expose us to increased credit risk.**

Speculative construction loans are loans made to builders who have not identified a buyer for the completed property at the time of loan origination. Although our origination of these types of loans has slowed as the local economy has slowed, over time, we intend to continue to emphasize the origination of these loan types. These loan types expose a lender to greater risk of non-payment and loss than one-to-four family mortgage loans because the repayment of such loans often depends on the successful operation or sale of the property and the income stream of the borrowers and such loans typically involve larger balances to a single borrower or groups of related borrowers. In addition, many borrowers of these types of loans have more than one loan outstanding with us so an adverse development with respect to one loan or credit relationship can expose us to significantly greater risk of non-payment and loss. Furthermore, we may need to increase our allowance for loan losses through future charges to income as the portfolio of these types of loans grows, which would hurt our earnings. For more information about the credit risk we face, see Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management."*

**Noncore funding represents a large component of our funding base.**

In addition to the traditional core deposits, such as demand deposit accounts, interest checking, money market savings and certificates of deposits, we utilize several noncore funding sources, such as Federal Home Loan Bank of Cincinnati advances, the Federal Reserve Discount Window, federal funds purchased and other sources. We utilize these noncore funding sources to fund our ongoing operations and growth. The availability of these noncore funding sources are subject to broad economic conditions and, as such, the pricing on these sources may fluctuate significantly and/or be restricted at any point in time, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity. Should the FHLB system deteriorate to the point of not being able to fund future advances to banks, including First Federal, this would place increased pressure on other wholesale funding sources.

**Fluctuations in interest rates may hurt our earnings and asset value.**

The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Company's ability to originate loans and obtain deposits, (ii) the fair value of the Company's financial assets and liabilities, and (iii) the average duration of the Company's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Company's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Company's financial condition and results of operations

**Our balance sheet leverage transactions are subject to reinvestment and interest rate risks.**

On April 30, 2008 we entered into two balance sheet leverage transactions, utilizing structured repurchase agreements, which totaled $35 million. $25 million of the borrowings have call options ranging from two to three years after origination, with final maturities ranging from five to ten years if they are not called. Collateral for the borrowings consists of U. S. Agency pass-through Mortgage Backed Securities (the "Securities"). Borrowing rates as of the report date are substantially lower than when the leverage transaction was originated. If borrowing rates remain at or near current low levels for two to three years it is possible that the structured repurchase agreement borrowings will not be called and the bank will be paying above market rates for borrowings for an extended period of time. Additionally, the recent decrease in mortgage rates has increased the amount of mortgages being refinanced. Prepayment of the mortgages that are collateral for the securities used in the structured repurchase agreement could require us to substitute additional collateral if the minimum collateral level is not maintained. The Bank may not have suitable collateral in the portfolio to substitute at the time and would have to purchase additional securities at market prices. Additional purchases would likely be reinvested in much lower yielding investments. Both factors discussed here could contribute to a mismatch in terms of the effective duration of both the borrowings and the Securities and would negatively impact the anticipated spread on the leverage transaction.

**We may be adversely affected by the soundness of other financial institutions.**

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Company has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company's credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit due to the Company. Any such losses could have a material adverse effect on the Company's financial condition and results of operations.

**New lines of business or new products and services may subject us to additional risks.**

From time to time, the Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, results of operations and financial condition.

**A further downturn in the local economy or a continued decline in real estate values could hurt our profits.**

A large majority of our loans are secured by real estate in Montgomery County, Tennessee, and the surrounding areas. As a result of this concentration, a further downturn in the local economy could significantly increase nonperforming loans, which would hurt our profits. Historically, Fort Campbell, a nearby U.S. Army installation, has played a significant role in the economy of our primary market area. Future deployments would dampen economic activity. Furthermore, a continued decline in real estate values could lead to some of our mortgage loans becoming inadequately collateralized, which would expose us to greater risk of loss. Additionally, a decline in real estate values could hurt our portfolio of construction loans, nonresidential real estate loans, and land loans and could reduce our ability to originate such loans. For a discussion of our primary market area, see Item 1, "*Business—Market Area.*"

**Strong competition within our primary market area could hurt our profits and slow growth.**

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our primary market area. See Item 1, *"Business—Market Area"* and *"Business—Competition"* for more information about our primary market area and the competition we face.

**We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.**

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, First Federal's chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

**Recently enacted regulatory reform may have a material impact on our operations.**

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Board of Governors of the Federal Reserve System. The Dodd-Frank Act also creates a new federal agency to administer consumer protection and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions, such as the Bank, will be reduced as well, and State Attorneys General will have greater authority to bring a suit against a federally chartered institution for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008 and 2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. However, the Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

**Increased and/or special FDIC assessments will hurt our earnings.**

The recent economic recession has caused a high level of bank failures, which has dramatically increased Federal Deposit Insurance Corporation resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the Federal Deposit Insurance Corporation has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the Federal Deposit Insurance Corporation imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $536,000. In lieu of imposing an additional special assessment, the Federal Deposit Insurance Corporation required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $1.1 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

**Our information systems may experience an interruption or breach in security.**

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

**We continually encounter technological change.**

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

**Our operations rely on certain external vendors.**

The Company is reliant upon certain external vendors to provide products and services necessary to maintain day-to-day operations of the Company. Accordingly, the Company's operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to the Company's operations, which could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

**Even though our common stock is currently traded on the Nasdaq Stock Market's Global Market, it has less liquidity than many other stocks quoted on a national securities exchange.**

The trading volume in our common stock on the Nasdaq Global Market has been relatively low when compared with larger companies listed on the Nasdaq Global Market or other stock exchanges. Because of this, it may be more difficult for shareholders to sell a substantial number of shares for the same price at which shareholders could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

The market price of our common stock has fluctuated in the past, and may fluctuate in the future. These fluctuations may be unrelated to our performance. General market or industry price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

**We may not continue to pay dividends on our common stock in the future.**

Holders of First Advantage Bancorp common stock are only entitled to receive such dividends as its board of directors may declare out of funds legally available for such payments. Although First Advantage has established a pattern of declaring quarterly cash dividends on its common stock, it is not required to do so and may reduce or eliminate its common stock dividend in the future. This could adversely affect the market price of First Advantage Bancorp's common stock. Also, First Advantage Bancorp is a bank holding company, and its ability to declare and pay dividends is dependent on certain federal regulatory considerations.

**An investment in our common stock is not an insured deposit.**

The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company's common stock, you could lose some or all of your investment.

**Financial services companies depend on the accuracy and completeness of information about customers and counterparties and material misrepresentations could negatively impact our financial condition and results of operations.**

In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

**Consumers may decide not to use banks to complete their financial transactions.**

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

**The recent repeal of federal prohibitions on payment of interest on demand deposits could increase the company's interest expense.**

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. The Company does not yet know what interest rates other institutions may offer. The Company's interest expense will increase and its net interest margin will decrease if it begins offering interest on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

## Item 1B. UNRESOLVED STAFF COMMENTS

None.

## Item 2. PROPERTIES

We conduct our business through our main office and branch offices. The following table sets forth certain information relating to these facilities as of December 31, 2010.

| Location | Year Opened | Approximate Square Footage | Status |
|---|---|---|---|
| **Main Office:**<br>1430 Madison Street<br>Clarksville, Tennessee 37040 | 2006 | 17,000 | Owned |
| **Branch Offices:**<br>Tradewinds Branch<br>1929 Madison Street<br>Clarksville, Tennessee 37043 | 2007 | 2,300 | Owned |
| New St. Bethlehem Branch (1)<br>2070 Wilma Rudolph Boulevard<br>Clarksville, Tennessee 37043 | 2009 | 4,000 | Owned |
| North Clarksville Branch<br>1800 Ft. Campbell Boulevard<br>Clarksville, Tennessee 37042 | 1996 | 8,000 | Owned |
| Riverbend Branch (2)<br>1265 Highway 48<br>Clarksville, Tennessee 37040 | 2009 | 2,100 | Leased |
| Mortgage Office<br>933-F Tracy Lane<br>Clarksville, Tennessee 37040 | 2010 | 1,277 | Leased |
| ATM Site<br>1193 & 1195 Ft. Campbell Boulevard<br>Clarksville, Tennessee 37042 | 1984 | N/A | Owned |
| **Other Properties:**<br>Commercial Lot (3)<br>Pleasant View, Tennessee 37040 | N/A | N/A | Owned |
| St. Bethlehem Branch (3)<br>2141 Wilma Rudolph Boulevard<br>Clarksville, Tennessee 37040 | 1985 | 4,600 | Owned |

| | | | |
|---|---|---|---|
| Downtown (Drive-Thru Only) (3)<br>224 N. 2nd Street<br>Clarksville, Tennessee 37042 | 1995 | 600 | Owned |
| Blue Hole Lodge (4)<br>661 Dunbar Cave Road<br>Clarksville, Tennessee 37043 | N/A | N/A | Owned |

(1) The new St. Bethlehem Branch opened in February 2009. The former St. Bethlehem branch was closed concurrent with the opening of the new branch.
(2) The Riverbend Branch opened in March 2009. The premise is leased from a related party (a partnership whose partners include one director of the Company).
(3) Former branch office location.
(4) See Item 1, *"Business—Subsidiaries"* for more information about this property.

## Item 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

# PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed on the Nasdaq Global Market ("Nasdaq") under the trading symbol "FABK." The following table sets forth the high and low intra-day sales prices of First Advantage Bancorp's common stock for each quarter of 2010 and 2009, as reported by Nasdaq, and the cash dividends paid per share.

| 2010 | High | Low | Cash Dividends Paid |
|---|---|---|---|
| First Quarter | $ 10.75 | $ 10.20 | $ 0.05 |
| Second Quarter | 10.98 | 10.41 | 0.05 |
| Third Quarter | 10.87 | 10.12 | 0.05 |
| Fourth Quarter | 12.20 | 10.65 | 0.05 |

| 2009 | High | Low | Cash Dividends Paid |
|---|---|---|---|
| First Quarter | $ 10.25 | $ 9.00 | $ 0.05 |
| Second Quarter | 9.88 | 8.96 | 0.05 |
| Third Quarter | 10.50 | 9.20 | 0.05 |
| Fourth Quarter | 10.75 | 10.20 | 0.05 |

As of December 31, 2010, there were 4,632,494 shares of the Company's common stock issued and 4,107,818 shares of the Company's common stock outstanding. Such outstanding shares were held by approximately 627 holders of record as of December 31, 2010. The closing price per share of the Company's common stock on December 31, 2010, the last trading day of the Company's fiscal year, was $12.13.

**Purchases of Equity Securities**

The Company's board of directors has authorized four stock repurchase programs. The stock repurchase programs allow the Company to proactively manage its capital position and return excess capital to shareholders. Under the first stock repurchase program, which was approved on December 17, 2008, the Company was authorized to repurchase up to 263,234 shares or 5.0%, of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. The first stock repurchase program was completed during the first quarter of 2010. On March 4, 2010, a second repurchase program was approved which authorized the repurchase of up to 252,319 or 5.0% of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. The second stock repurchase program was completed during the third quarter of 2010. On June 9, 2010, a third repurchase program was approved which authorized the repurchase of up to 240,524 or 5.0% of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. On November 17, 2010, a fourth repurchase program was approved which authorized the repurchase of up to 231,624 or 5.0% of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. There is no guarantee as to the exact number of shares to be repurchased by the Company.

The following table provides information with respect to purchases made by or on behalf of the Company or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934), of the Company's common stock during the fourth quarter of 2010.

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Programs | Maximum Number of Shares That May Yet Be Purchased Under the Programs at the End of the Period |
|---|---|---|---|---|
| October 1, 2010 to October 31, 2010 | 45,900 | $ 10.84 | 45,900 | 138,193 |
| November 1, 2010 to November 30, 2010 | - | - | - | 138,193 |
| December 1, 2010 to December 31, 2010 | - | - | - | 138,193 |
| Total | 45,900 | $ 10.84 | 45,900 | 138,193 |

## Item 6. SELECTED FINANCIAL DATA

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (Dollars in thousands) | | | | |
| **Financial Condition Data:** | | | | | |
| Total assets | $ 345,252 | $ 344,224 | $ 338,404 | $ 253,403 | $ 213,419 |
| Cash and due from banks | 4,151 | 9,204 | 7,991 | 3,209 | 1,754 |
| Interest-bearing demand deposits and time deposits at other banks | 1,387 | 1,686 | 4,243 | 970 | 5,631 |
| Federal funds sold | 2,250 | 975 | 9 | 4,897 | 9,364 |
| Available-for-sale securities, fair value | 74,214 | 98,736 | 129,076 | 112,817 | 83,519 |
| Loans available-for-sale | 3,155 | 2,265 | 866 | 1,867 | 1,400 |
| Loans receivable, net | 238,346 | 211,137 | 176,412 | 115,959 | 98,370 |
| Deposits | 219,504 | 216,240 | 186,807 | 169,854 | 176,609 |
| Federal Home Loan Bank advances and borrowings at other banks | 48,000 | 48,000 | 73,550 | - | - |
| Shareholders' equity (Total equity at December 30, 2006) | 66,727 | 70,526 | 70,261 | 79,505 | 32,889 |

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| **Operating Data:** | (Dollars in thousands) | | | | |
| Interest and dividend income | $ 17,571 | $ 17,232 | $ 17,285 | $ 13,253 | $ 12,406 |
| Interest expense | 4,999 | 6,367 | 6,602 | 6,016 | 5,153 |
| Net interest income | 12,572 | 10,865 | 10,683 | 7,237 | 7,253 |
| Provision (credit) for loan losses | 1,334 | 868 | 685 | (364) | (736) |
| Net interest income after provision (credit) for loan losses | 11,238 | 9,997 | 9,998 | 7,601 | 7,989 |
| Non-interest income (1) (2) (3) | 2,738 | 1,649 | (13,796) | 1,987 | 2,536 |
| Non-interest expense | 11,312 | 11,151 | 10,145 | 10,060 | 9,525 |
| Income (loss) before provision (credit) for income taxes | 2,664 | 495 | (13,943) | (472) | 1,000 |
| Provision (credit) for income taxes | 968 | 135 | (5,848) | (217) | 375 |
| Net income (loss) | $ 1,696 | $ 360 | $ (8,095) | $ (255) | $ 625 |
| Basic earnings per common share | $ 0.40 | $ 0.08 | $ (1.73) | N/A | N/A |
| Diluted earnings per common share | $ 0.39 | $ 0.08 | $ (1.73) | N/A | N/A |

(1) In 2007, includes net loss on sale of securities of $301,000 and other-than-temporary impairment charges of $282,000.
(2) In 2008, includes net loss on sale of securities of $2.7 million and other-than-temporary impairment charges of $13.6 million.
(3) In 2009, includes other-than-temporary impairment charges of $1.1 million.

| Selected Financial Ratios and Other Data | At or for the Year Ended December 31, 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| **Performance Ratios:** | | | | | |
| Return on average assets | 0.49 % | 0.10 % | (2.60) % | (0.12) % | 0.29 % |
| Return on average equity | 2.48 | 0.51 | (10.65) | (0.69) | 1.90 |
| Interest rate spread (1) | 3.41 | 2.86 | 2.86 | 2.76 | 3.04 |
| Net interest margin (2) | 3.84 | 3.37 | 3.60 | 3.45 | 3.60 |
| Other expenses to average assets | 3.27 | 3.24 | 3.26 | 4.56 | 4.49 |
| Dividend payout ratio (3) | 51.30 | 250.00 | N/M | - | - |
| Efficiency ratio (4) | 73.89 | 89.11 | (325.89) | 109.06 | 97.30 |
| Average interest-earning assets to average interest-bearing liabilities | 1.28 x | 1.26 x | 1.33 x | 1.24 x | 1.22 x |
| Average equity to average assets | 19.82 % | 20.38 % | 24.41 % | 16.67 % | 15.48 % |
| **Capital Ratios (Bank only):** | | | | | |
| Tangible capital | 13.89 % | 13.08 % | 12.86 % | 20.98 % | 15.18 % |
| Core capital | 13.89 | 13.08 | 12.86 | 20.98 | 15.18 |
| Total risk-based capital | 19.24 | 19.87 | 22.49 | 35.31 | 28.02 |
| **Asset Quality Ratios:** | | | | | |
| Allowance for loan losses as a percent of nonperforming loans | 122.24 % | 200.50 % | 262.00 % | 180.62 % | 46.88 % |
| Net charge-offs to average outstanding loans during the period | 0.22 | 0.12 | 0.01 | 0.14 | 0.36 |
| Non-performing loans as a percent of total loans | 1.23 | 0.66 | 0.46 | 0.71 | 4.29 |
| Non-performing assets as a percent of total assets | 0.90 | 0.50 | 0.25 | 0.33 | 2.47 |
| **Other Data:** | | | | | |
| Number of offices (5) | 5 | 5 | 5 | 5 | 5 |
| Number of deposit accounts | 13,270 | 12,872 | 12,052 | 11,907 | 13,247 |
| Number of loans | 1,905 | 1,823 | 1,587 | 1,395 | 1,565 |

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents dividends declared per common share divided by diluted earnings per common share.
(4) Represents other expenses divided by the sum of net interest income and other income.
(5) For 2006 through 2008 includes a limited service office with drive-thru and ATM services only.

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Forward-Looking Statements and Factors that Could Affect Future Results

Certain statements contained in this Annual Report on Form 10-K that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in the Company's future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of First Advantage Bancorp or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional, national and international economic conditions and the impact they may have on the Company and its customers and the Company's assessment of that impact.
- Volatility and disruption in national and international financial markets.
- Government intervention in the U.S. financial system.
- Changes in the level of non-performing assets and charge-offs.
- Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Office of Thrift Supervision and to the Federal Reserve.
- Inflation, interest rate, securities market and monetary fluctuations.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and its subsidiaries must comply.
- Political instability.
- Acts of God or of war or terrorism.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by users.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of the Company's borrowers.
- Technological changes.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- Changes in the competitive environment among financial holding companies and other financial service providers.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.
- Changes in the Company's organization, compensation and benefit plans.
- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.

Forward-looking statements speak only as of the date on which such statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

## Overview

The following discussion and analysis presents the more significant factors affecting the Company's financial condition as of December 31, 2010 and 2009 and results of operations for each of the years in the two-year period ended December 31, 2010. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements, notes thereto and other financial information appearing elsewhere in this report.

Dollar amounts in tables are stated in thousands, except per share amounts.

***Income.*** Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are service charges (mostly from service charges on deposit accounts and loan servicing fees), fees from sale of mortgage loans originated for sale in the secondary market, and commissions on sales of securities and insurance products. We also recognize income and loss from the sale of securities.

***Allowance for Loan Losses.*** The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

***Expenses.*** The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, federal deposit insurance premiums, data processing expenses and other miscellaneous expenses. Our non-interest expenses are likely to increase as a result of operating as a public company.

Salaries and employee benefits consist primarily of: salaries and wages paid to our employees; payroll taxes; and expenses for health insurance, retirement plans and other employee benefits. We recognize additional annual employee compensation expenses related to the equity incentive plan which was approved by shareholders and adopted in 2008.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years.

Data processing expenses are the fees we pay to third parties for processing customer information, deposits and loans.

Federal deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for professional services, advertising, office supplies, postage, telephone, insurance, regulatory assessments and other miscellaneous operating expenses.

## Critical Accounting Policies

The accounting and reporting policies followed by the Company conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While the Company bases estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

The Company considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the Company's financial statements.

***Allowance for Loan Losses.*** The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses and may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 5 to the consolidated financial statements beginning on page F-1 of this annual report.

***Other-Than-Temporary Impairment.*** Management periodically evaluates the Company's investment securities portfolio for other-than-temporary impairment. If a security is considered to be other-than-temporarily impaired, the related unrealized loss is charged to earnings, and a new cost basis is established. Factors considered include the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period-end, and forecasted performance of the security issuer. Impairment is considered other-than-temporary unless the Company has both the intent and ability to hold the security until the fair value recovers and evidence supporting the recovery outweighs evidence to the contrary. However, for equity securities, which typically do not have a contractual maturity with a specified cash flow on which to rely, the ability to hold an equity security indefinitely, by itself, does not allow for avoidance of other-than-temporary impairment. Future changes in management's assessment of other-than-temporary impairment on its securities could result in significant charges to earnings in future periods. See note 4 to the consolidated financial statements beginning on page F-1 of this annual report.

## Operating Strategy

Under the leadership of our current senior management team, the majority of which was assembled in 2005, our long-term focus is to operate and grow a profitable community-oriented financial institution. We plan to achieve this objective by pursuing a strategy of:

- improving our policies and procedures and internal control and information systems;
- utilizing what we believe are conservative underwriting practices to pursue nonresidential real estate and commercial business lending opportunities with a focus on small businesses and construction lending opportunities in our primary market area, including speculative construction lending opportunities;
- continuing to emphasize consumer/retail banking by offering a broad array of loan and deposit products;
- maintaining a stable core deposit base and providing remarkable customer service to attract and retain customers; and
- expanding our market share by opening new branch offices and pursuing opportunities to acquire other financial institutions, although we currently have no definitive plans regarding potential acquisition opportunities.

*Improving our policies and procedures and internal control and information systems*

We continue to improve our policies and procedures and will make further improvements to internal controls in order to maintain compliance with the provisions of the Sarbanes-Oxley Act of 2002. In December of 2007 our board of directors adopted a new loan policy, effective January 1, 2008, which we believe supplies the proper structure for the Bank's increased emphasis on small business, non-residential real estate and commercial lending and also supports the Bank's future growth.

*Utilizing what we believe are conservative underwriting practices to pursue in our primary market area nonresidential real estate and commercial business lending opportunities with a focus on small businesses and construction lending, including speculative construction lending opportunities.*

We believe that high asset quality is a key to long-term financial success. Under the leadership of our management team, we believe we have implemented conservative loan underwriting standards. We intend to continue to pursue construction lending and nonresidential real estate and commercial business lending opportunities in our primary market area in accordance with those underwriting standards. We believe the demographics of our primary market area, particularly a relatively young and growing population, provides such opportunities. Over the past five years the bank has experienced no losses on speculative construction lending.

*Continuing to emphasize consumer/retail banking by offering a broad array of loan and deposit products*

Our mission is to offer a competitive line of loan and deposit products designed to meet the financial needs of consumers and small businesses in our primary market area. Toward this end, our goal is to attract and retain experienced lenders and customer support personnel and institute a strong customer service culture within our organization, which we believe will lead to increased sales.

*Maintaining a stable core deposit base and providing remarkable customer service to attract and retain customers*

We value core deposits because they represent longer term customer relationships and a lower cost of funding compared to certificates of deposit. We seek to maintain our core deposits through remarkable customer service and targeted advertising, particularly aimed at local businesses in our primary market area.

As a community-oriented financial institution, we emphasize providing remarkable customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the larger banks that operate in our area.

*Expanding our market share and area*

We intend to pursue opportunities to expand our market share and area by seeking to open additional branch offices and pursuing opportunities to acquire other financial institutions.

**Balance Sheet Analysis**

***Loans.*** Our primary lending activity is the origination of loans secured by real estate. We originate one-to-four family mortgage loans, multi-family loans, nonresidential real estate loans, commercial business loans and construction loans. To a lesser extent, we originate land loans and consumer loans.

Nonresidential real estate loans were the largest segment of our loan portfolio as of December 31, 2010. These loans totaled $77.1 million, or 31.9% of total loans, at December 31, 2010. At December 31, 2009, these loans totaled $63.9 million, or 29.9% of total loans. The balance of nonresidential real estate loans increased during the year due to our emphasis on growing loans in this category, particularly with respect to small businesses.

At December 31, 2010, one-to-four family loans totaled $43.7 million, or 18.1% of total loans, compared to $44.6 million, or 20.8% of total loans at December 31, 2009. The balance of one-to-four family loans increased during the year primarily due to the migration of maturing one-to-four family constructions loans to permanent one-to-four family loans. Such loans were made in the typical course of business and on market terms, based on either original construction-to-permanent loan agreements with individuals or contractual curtailment terms with building contractors on speculative construction loans. The Bank also occasionally originates and retains one-to-four family loans for specific customers.

Our construction loan portfolio consists primarily of residential construction loans, including speculative residential construction loans. Construction loans totaled $26.7 million, or 11.0% of total loans, at December 31, 2010. At December 31, 2009, these loans totaled $26.9 million, or 12.5% of total loans.

Land loans totaled $26.4 million, or 10.9% of total loans, at December 31, 2010, compared to $20.8 million, or 9.7% of total loans at December 31, 2009. These loans are primarily secured by vacant land to be improved for residential development. The increase in land loans during 2010 was consistent with the Bank's construction lending efforts, including the development of vacant land for future residential or non-residential real estate projects.

Multi-family real estate loans totaled $13.6 million, or 5.6% of total loans at December 31, 2010. At December 31, 2009, these loans totaled $13.7 million, or 6.4% of gross loans.

Consumer loans totaled $22.0 million, or 9.1% of total loans, at December 31, 2010 compared to $19.9 million, or 9.3% of gross loans at December 31, 2009.

Commercial business loans totaled $32.5 million, or 13.4% of total loans at December 31, 2010 compared to $24.1 million, or 11.4% of total loans at December 31, 2009. Commercial loan balances increased in 2010 due to management's emphasis on diversification of the loan portfolio.

The following table sets forth the composition of our loan portfolio at the dates indicated.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | | | |
| Real estate loans: | | | | | | |
| Permanent loans: | | | | | | |
| One-to-four family | $ 43,695 | 18.1 % | $ 44,582 | 20.8 % | $ 38,210 | 21.4 % |
| Multi-family | 13,592 | 5.6 | 13,695 | 6.4 | 10,816 | 6.1 |
| Nonresidential | 77,089 | 31.9 | 63,910 | 29.9 | 54,375 | 30.4 |
| Construction loans: | | | | | | |
| One-to-four family | 20,373 | 8.4 | 13,880 | 6.5 | 16,769 | 9.4 |
| Multi-family | 357 | 0.1 | 3,060 | 1.4 | 2,060 | 1.1 |
| Nonresidential | 5,929 | 2.5 | 9,941 | 4.6 | 5,410 | 3.0 |
| Land loans | 26,394 | 10.9 | 20,849 | 9.7 | 14,216 | 8.0 |
| Total real estate loans | 187,429 | 77.5 | 169,917 | 79.3 | 141,856 | 79.4 |
| Consumer: | | | | | | |
| Home equity loans and lines of credit | 18,761 | 7.7 | 16,445 | 7.7 | 13,575 | 7.6 |
| Auto loans | 639 | 0.3 | 850 | 0.4 | 984 | 0.6 |
| Deposit loans | 377 | 0.2 | 257 | 0.1 | 255 | 0.1 |
| Other | 2,240 | 0.9 | 2,339 | 1.1 | 1,938 | 1.1 |
| Total consumer loans | 22,017 | 9.1 | 19,891 | 9.3 | 16,752 | 9.4 |
| Commercial loans | 32,460 | 13.4 | 24,069 | 11.4 | 20,105 | 11.2 |
| Total loans | 241,906 | 100.0 % | 213,877 | 100.0 % | 178,713 | 100.0 % |
| Allowance for loan losses | (3,649) | | (2,813) | | (2,175) | |
| Net deferred loan costs | 89 | | 73 | | (126) | |
| Loans receivable, net | $ 238,346 | | $ 211,137 | | $ 176,412 | |

| | At December 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | |
| Real estate loans: | | | | |
| Permanent loans: | | | | |
| One-to-four family | $ 31,639 | 26.9 % | $ 34,997 | 34.8 % |
| Multi-family | 5,043 | 4.3 | 7,823 | 7.8 |
| Nonresidential | 27,186 | 23.1 | 26,560 | 26.4 |
| Construction loans: | | | | |
| One-to-four family | 13,019 | 11.1 | 13,042 | 13.0 |
| Multi-family | 3,408 | 2.9 | 1,165 | 1.2 |
| Nonresidential | 4,282 | 3.6 | 869 | 0.8 |
| Land loans | 11,539 | 9.8 | 6,989 | 6.9 |
| Total real estate loans | 96,116 | 81.7 | 91,445 | 90.9 |
| Consumer: | | | | |
| Home equity loans and lines of credit | 7,686 | 6.5 | 6,055 | 6.0 |
| Auto loans | 505 | 0.4 | 377 | 0.4 |
| Deposit loans | 776 | 0.7 | 502 | 0.5 |
| Other | 1,134 | 1.0 | 541 | 0.5 |
| Total consumer loans | 10,101 | 8.6 | 7,475 | 7.4 |
| Commercial loans | 11,412 | 9.7 | 1,675 | 1.7 |
| Total loans | 117,629 | 100.0 % | 100,595 | 100.0 % |
| Allowance for loan losses | (1,510) | | (2,025) | |
| Net deferred loan costs | (160) | | (200) | |
| Loans receivable, net | $ 115,959 | | $ 98,370 | |

## Loan Maturity

The following table sets forth certain information at December 31, 2010 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which may significantly shorten the average life of loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

| | At December 31, 2010 | | | | | | |
|---|---|---|---|---|---|---|---|
| | One-to-Four Family | Multi-Family and Nonresidential Real Estate Loans | Construction | Land | Consumer | Commercial | Total Loans |
| | (Dollars in thousands) | | | | | | |
| Amounts due in: | | | | | | | |
| One year or less | $ 10,016 | $ 9,952 | $ 26,373 | $ 12,650 | $ 13,344 | $ 13,730 | $ 86,065 |
| More than one year to three years | 15,737 | 49,584 | 286 | 9,497 | 1,929 | 10,789 | 87,822 |
| More than three years to five years | 3,760 | 27,483 | - | 4,030 | 1,333 | 3,678 | 40,284 |
| More than five years to fifteen years | 5,849 | 3,662 | - | 217 | 5,411 | 4,263 | 19,402 |
| More than fifteen years | 8,333 | - | - | - | - | - | 8,333 |
| Total | $ 43,695 | $ 90,681 | $ 26,659 | $ 26,394 | $ 22,017 | $ 32,460 | $ 241,906 |

### Fixed vs. Adjustable Rate Loans

The following table sets forth the dollar amount of all loans at December 31, 2010 that are due after December 31, 2011, and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude unearned loan origination fees.

| | Fixed Rates | Floating or Adjustable Rates | Total |
|---|---|---|---|
| | | (Dollars in thousands) | |
| One-to-four family | $ 32,364 | $ 1,315 | $ 33,679 |
| Multi-family and nonresidential | 69,632 | 11,097 | 80,729 |
| Construction | - | 286 | 286 |
| Land | 2,112 | 11,632 | 13,744 |
| Consumer | 4,053 | 4,620 | 8,673 |
| Commercial | 12,079 | 6,651 | 18,730 |
| Total | $ 120,240 | $ 35,601 | $ 155,841 |

Our adjustable-rate mortgage loans do not adjust downward below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

***Securities.*** Our securities portfolio consists primarily of U.S. government callable federal agency bonds, U.S. government agency mortgage-backed securities, and obligations of states and political subdivisions with a relatively smaller investment in collateralized mortgage obligations and other securities. In the year ended December 31, 2010 the amortized cost of our securities decreased by $24.7 million, as excess funds were utilized to fund loan growth in lieu of investment funding.

Our callable securities, with a fair value of $15.8 million at December 31, 2010, consist of U.S. government agency bonds and securities that are callable within one year, state and political subdivisions bonds that are callable beginning in periods ranging from one to ten years, and corporate debt securities that are callable beginning in periods ranging from one to three years.

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | | | (Dollars in thousands) | | | |
| U. S. Treasury | $ 4,730 | $ 6,093 | $ 4,765 | $ 6,061 | $ 4,798 | $ 6,564 |
| U. S. Government agencies | 7,999 | 7,918 | 13,879 | 14,298 | 30,484 | 30,687 |
| State and political subdivisions | 9,555 | 9,717 | 8,466 | 8,554 | 7,631 | 7,394 |
| Mortgage-backed securities | 43,748 | 46,349 | 62,825 | 65,086 | 79,765 | 81,510 |
| Collateralized mortgage obligations | 3,993 | 4,080 | 4,795 | 4,710 | 2,376 | 2,364 |
| Corporate debt securities | 18 | 57 | 30 | 30 | 1,069 | 557 |
| Total | $ 70,043 | $ 74,214 | $ 94,760 | $ 98,739 | $ 126,123 | $ 129,076 |

The following table sets forth the stated maturities and weighted average yields of our investment securities at December 31, 2010. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

| | One Year or Less | | More than One Year to Five Years | | More than Five Years to Ten Years | | More than Ten Years | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| | (Dollars in thousands) | | | | | | | | | |
| U.S. government and federal agencies | $ - | - % | $ - | - % | $ 6,093 | 8.01 % | $ 7,918 | 3.25 % | $ 14,011 | 5.32 % |
| State and political subdivisions | 1,318 | 4.31 | 309 | 3.69 | 4,197 | 3.89 | 3,893 | 3.86 | 9,717 | 3.93 |
| Mortgage-backed securities | - | - | 266 | 5.80 | 814 | 5.35 | 45,269 | 5.00 | 46,349 | 5.01 |
| Collateralized mortgage obligations | - | - | - | - | - | - | 4,080 | 3.60 | 4,080 | 3.60 |
| Corporate debt securities | - | - | - | - | - | - | 57 | - | 57 | - |
| Total | $ 1,318 | 4.31 % | $ 575 | 4.67 % | $ 11,104 | 6.25 % | $ 61,217 | 4.60 % | $ 74,214 | 4.85 % |

***Deposits.*** Deposit accounts, primarily obtained from individuals and businesses within our local market area, are our primary source of funds for lending and investment. Our deposit accounts are comprised of non-interest-bearing accounts, interest-bearing savings accounts, checking accounts, money market accounts and certificates of deposit.

The following table sets forth the balances of our deposit products at the dates indicated.

| | At December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | (In thousands) | | |
| Non-interest bearing checking accounts | $ 19,681 | $ 19,426 | $ 15,493 |
| Interest bearing accounts: | | | |
| Savings | 41,770 | 36,581 | 18,683 |
| Checking | 58,753 | 55,895 | 45,401 |
| Money market | 20,336 | 17,230 | 18,079 |
| Certificates of deposit | 78,964 | 87,108 | 89,151 |
| Total | $ 219,504 | $ 216,240 | $ 186,807 |

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of December 31, 2010. Jumbo certificates of deposit require minimum deposits of $100,000.

| Maturity Period At December 31, 2010 | Amount (Dollars in thousands) |
|---|---|
| Three months or less | $ 10,952 |
| Over three through six months | 4,877 |
| Over six through twelve months | 7,572 |
| Over twelve months | 9,287 |
| Total | $ 32,688 |

***Borrowings.***

*Short term borrowings.* Federal Home Loan Bank ("FHLB") overnight advances and federal funds purchased are short-term borrowings that typically mature within one to ninety days and reprice daily. There were no federal funds purchased at December 31, 2010 or 2009. Securities sold under agreements to repurchase consist of customer funds that are invested overnight in mortgage-related securities. The following table shows the distribution of short term borrowings, the weighted average interest rates thereon and the maximum month-end balance at the end of each of the last two years.

**FHLB Advances and other borrowings**
(Dollars in thousands)

| **FHLB Short Term Advances** | **December 31, 2010** | **December 31, 2009** |
|---|---|---|
| Balance at Year End | $ - | $ - |
| Weighted Avg Rate at Year End | - | - |
| Average Balance During the Year | - | 13,855 |
| Weighted Avg Rate During the Year | - | 0.21% |
| Maximum month-end Balance | - | 20,000 |
| | | |
| **Fed Funds Purchased** | | |
| Balance at Year End | $ - | $ - |
| Weighted Avg Rate at Year End | - | - |
| Average Balance During the Year | 73 | 177 |
| Weighted Avg Rate During the Year | 1.18% | 0.67% |
| Maximum month-end Balance | - | 225 |
| | | |
| **Securities Sold Under Agreements to Repurchase** | | |
| Balance at Year End | $ 6,215 | $ 6,883 |
| Weighted Avg Rate at Year End | 1.49% | 2.01% |
| Average Balance During the Year | 6,250 | 6,297 |
| Weighted Avg Rate During the Year | 1.75% | 1.99% |
| Maximum month-end Balance | 10,441 | 7,876 |

*Federal Home Loan Bank Long Term Borrowings.* The Bank has fixed rate putable advances maturing on January 14, 2015 in the amount of $13,000, putable on January 14, 2010 and annually thereafter, with a weighted average rate of 2.99%.

*Structured Repurchase Agreements.* In a leverage strategy, on April 30, 2008, the Bank entered into two balance sheet leverage transactions whereby it borrowed a total of $35,000 in multiple rate repurchase agreements with an initial average cost of 3.67% and invested the proceeds in U. S. Agency pass-through mortgage backed securities (the "Securities"), which were pledged as collateral. The Bank secured the borrowed funds by Securities valued at 116% of the outstanding principal balance of the borrowings. The borrowings have original maturity dates ranging from four to ten years, with a weighted average maturity of 6.9 years and certain borrowings have a call option starting with periods ranging from two to three years after origination and are continuously callable after the initial call date. During the loan term, any collateral that is subject to maturity or call is replaced with other U. S. Agency instruments approved by the lender.

A summary of the material terms of each agreement is set forth below.

Four Year Liability Side Structured Repurchase Agreement. The Bank agreed to transfer approximately $10,900 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $10,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2012.

Ten Year Non-Putable Three Year Liability Side Structured Repurchase Agreement. The Bank agreed to transfer approximately $11,800 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $10,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2018, subject to early cancellation.

Ten Year Non-Putable Two Year Liability Side Structured Repurchase Agreement. The Bank agreed to transfer approximately $5,900 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $5,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2018, subject to early cancellation.

Five Year Non-Putable Three Year Bermudan Structured Repurchase Agreement. The Bank agreed to transfer approximately $11,800 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $10,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2013, subject to early cancellation.

| Term Repurchase Agreements: | | |
|---|---|---|
| Repurchase agreement - rate 3.28%, due April 30, 2018, callable after April 30, 2011 | $ | 10,000 |
| Repurchase agreement - rate 2.96%, due April 30, 2018, callable after April 30, 2010 | | 5,000 |
| Structured repurchase agreement - rate 3.71%, due April 30, 2013, callable after April 30, 2011, with embedded interest cap at LIBOR of 3.50% starting April 30, 2010 | | 10,000 |
| Structured repurchase agreement - rate 4.39%, due April 30, 2012 with embedded interest cap at LIBOR of 3.50% starting April 30, 2010 | | 10,000 |
| | $ | 35,000 |

**Results of Operations for the Years Ended December 31, 2010 and 2009**

***Overview.***

Net income of $1.7 million was recorded for the year ended December 31, 2010 compared to net income of $360,000 for the year ended December 31, 2009. Results for year ended December 31, 2009 were significantly impacted by the Company's recognition of non-cash other-than-temporary impairment ("OTTI") charges of $1.1 million pre-tax ($673,000 after-tax) in the fourth quarter of 2009 on the remaining balance of its investment in pooled trust preferred securities.

***Net Interest Income.***

Net interest income was $12.6 million for the year ended December 31, 2010 compared to $10.9 million for the year ended December 31, 2009. Total interest income of $17.6 million was recorded for the year ended December 31, 2010, as interest income on loans increased and interest income on securities and other interest income decreased. Interest income on loans increased by 20.0% to $13.6 million due to higher average balances while the average yield increased by three basis points. Interest income on investment securities decreased by 34.5% to $3.7 million, primarily due to a decrease of $37.1 million, or 31.4%, in average investment balances and a decline of 21 basis points in investment yields. Investment yields were negatively impacted by the calls of some higher yielding U. S. Government Agency bonds and accelerated prepayments on the Bank's mortgage-backed securities which increased the amortization of premiums paid and decreased the yield on those investments during the year ended December 31, 2010.

Total interest expense was $5.0 million for the year ended December 31, 2010 compared to $6.4 million for the year ended December 31, 2009. Average Federal Home Loan Bank advances and other borrowings decreased by $14.0 million and interest expense related to these borrowings decreased $45,000, while the rate paid increased 95 basis points, for the year ended December 31, 2010. The cost of interest-bearing deposits decreased $1.3 million, or 81 basis points, as average balances of interest-bearing deposits increased 6.7% for the year ended December 31, 2010 compared to the year ended December 31, 2009. Average long-term borrowings at other banks (which consist of borrowings related to the leverage transaction entered into in April of 2008) remained unchanged at $35.0 million and interest expense remained constant at $1.3 million for the year ended December 31, 2010 compared to the year ended December 31, 2009.

*Average Balances and Yields.*

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years ended December 31, 2010, 2009 and 2008. No tax equivalent adjustments have been made as the Company's investment in tax exempt assets, during the periods presented, was considered immaterial. The table also presents information for the periods indicated with respect to the differences between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which banks have traditionally used as an indicator of profitability. Another indicator of net interest income is "net interest margin," which is its net interest income divided by the average balance of interest-earning assets. Non-accrual loans are included in average balances. Loan fees and late charges are included in interest income on loans and are not material.

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| | Average Balance | Interest Income/ Expense | Yield/ Cost | Average Balance | Interest Income/ Expense | Yield/ Cost | Average Balance | Interest Income/ Expense | Yield/ Cost |
| | (Dollars in thousands) | | | | | | | | |
| Assets: | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Interest-earning demand deposits | $ 11,796 | $ 44 | 0.37% | $ 6,910 | $ 141 | 2.05% | $ 3,775 | $ 212 | 5.62% |
| Loans | 229,437 | 13,641 | 5.95% | 192,143 | 11,371 | 5.92% | 151,827 | 9,169 | 6.04% |
| Investment securities | 81,163 | 3,659 | 4.51% | 118,245 | 5,585 | 4.72% | 136,458 | 7,720 | 5.66% |
| Other interest-earning assets | 5,148 | 227 | 4.41% | 5,509 | 135 | 2.44% | 4,320 | 184 | 4.26% |
| Total interest-earning assets | 327,544 | 17,571 | 5.36% | 322,807 | 17,232 | 5.34% | 296,380 | 17,285 | 5.83% |
| Non-interest-earning assets | 18,027 | | | 21,311 | | | 14,956 | | |
| Total assets | $ 345,571 | | | $ 344,118 | | | $ 311,336 | | |
| Liabilities and shareholders' equity: | | | | | | | | | |
| Interest-bearing deposits | $ 200,842 | $ 3,192 | 1.59% | $ 188,227 | $ 4,518 | 2.40% | $ 158,510 | $ 4,754 | 3.00% |
| FHLB advances and other borrowings | 19,323 | 500 | 2.59% | 33,329 | 545 | 1.64% | 39,991 | 976 | 2.44% |
| Long-term borrowings at other banks | 35,000 | 1,307 | 3.73% | 35,000 | 1,304 | 3.73% | 23,525 | 872 | 3.71% |
| Total interest-bearing liabilities | 255,165 | 4,999 | 1.96% | 256,556 | 6,367 | 2.48% | 222,026 | 6,602 | 2.97% |
| Non-interest-bearing deposits | 18,176 | | | 14,906 | | | 10,430 | | |
| Other noninterest-bearing liabilities | 3,743 | | | 2,529 | | | 2,880 | | |
| Total liabilities | 277,084 | | | 273,991 | | | 235,336 | | |
| Shareholders' equity | 68,487 | | | 70,127 | | | 76,000 | | |
| Total liabilities and shareholders' equity | $ 345,571 | | | $ 344,118 | | | $ 311,336 | | |
| Net interest income | | $ 12,572 | | | $ 10,865 | | | $ 10,683 | |
| Net interest margin | | | 3.84% | | | 3.37% | | | 3.60% |
| Interest rate spread | | | 3.40% | | | 2.86% | | | 2.86% |
| Average interest-earning assets to average interest-bearing liabilities | | | 128.37% | | | 125.82% | | | 133.49% |

***Rate/Volume Analysis.*** The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally between rate and volume.

| | Year Ended December 31, 2010 compared to Year Ended December 31, 2009 | | | Year Ended December 31, 2009 compared to Year Ended December 31, 2008 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) due to | | | Increase (Decrease) due to | | |
| | Volume | Rate | Net | Volume | Rate | Net |
| | (Dollars in thousands) | | | | | |
| Interest and dividend income: | | | | | | |
| Interest-earning demand deposits | $ 632 | $ (729) | $ (97) | $ (302) | $ 231 | $ (71) |
| Loans | 2,212 | 58 | 2,270 | 2,380 | (178) | 2,202 |
| Investment securities | (1,677) | (249) | (1,926) | (959) | (1,176) | (2,135) |
| Other interest-earning assets | (9) | 101 | 92 | 93 | (142) | (49) |
| Total earning assets | $ 1,158 | $ (819) | $ 339 | $ 1,212 | $ (1,265) | $ (53) |
| Interest expense: | | | | | | |
| Interest bearing deposits | $ 326 | $ (1,652) | $ (1,326) | $ 3,634 | $ (3,870) | $ (236) |
| FHLB advances and other borrowings | 117 | (162) | (45) | (143) | (288) | (431) |
| Long-term borrowings at other banks | (1) | 4 | 3 | 427 | 5 | 432 |
| Total interest-bearing liabilities | 442 | (1,810) | (1,368) | 3,918 | (4,153) | (235) |
| Net increase (decrease) in interest income | $ 716 | $ 991 | $ 1,707 | $ (2,706) | $ 2,888 | $ 182 |

***Provision for Loan Losses.***

The provision for loan losses was $1.3 million in 2010 compared to $868,000 in 2009. The increase in the provision in 2010 was primarily driven by continued loan growth, increases in nonperforming loans and classified assets and by higher charge-off incidences as compared to one year ago. During the fourth quarter of 2010, the Bank increased the provision for loan losses in order to adequately address growth in the levels of nonperforming loans and the related level of classified assets. The Bank continues to closely monitor asset quality and believes that growing the allowance for loan losses by 29.7% during 2010 adequately reserves for any potential losses inherent in the loan portfolio at year-end.

Non-performing assets totaled $3.1 million, or 0.90% of total assets, at December 31, 2010 compared to $1.7 million, or 0.50% of total assets, at December 31, 2009. The increase was primarily in the one-to-four family residential mortgage and multi-family loan portfolios. There was a 140.5% increase in the level of classified assets from $3.5 million at December 31, 2009 to $8.3 million at December 31, 2010 primarily related to the one-to-four family residential, multi-family and commercial loan portfolios. The Bank continues to focus on working closely with customers in order to mitigate any loss exposure associated with the increase in the level of classified assets. Classified assets are primarily loans rated special mention, substandard, or doubtful in accordance with regulatory guidance. These assets warrant and receive increased management oversight and loan loss reserves have been established to account for the increased credit risk of these assets.

An analysis of the changes in the allowance for loan losses is presented under "*—Risk Management—Analysis and Determination of the Allowance for Loan Losses.*"

***Non-interest Income.*** The following table shows the components of non-interest income for the years ended December 31, 2010 and 2009.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | % Change |
| | (Dollars in thousands) | | |
| **Non-interest Income** | | | |
| Customer service and other fees | $ 1,212 | $ 1,277 | (5.09) % |
| Loan servicing and other fees | 91 | 74 | 22.97 |
| Net gains on loan sales | 1,205 | 1,213 | (0.66) |
| Net gain on sales of available-for-sale securities | 104 | 7 | 1,385.71 |
| Other-than-temporary impairment on available-for-sale securities | - | (1,091) | (100.00) |
| Commissions on insurance and brokerage | 132 | 158 | (16.46) |
| Other | (6) | 11 | (154.55) |
| Total non-interest income | $ 2,738 | $ 1,649 | 66.04 % |

Total non-interest income was $2.7 million for the year ended December 31, 2010, compared to non-interest income of $1.6 million in 2009. Comparative results for the year ended December 31, 2010 versus the year ended December 31, 2009 were primarily impacted, again, by the nonrecurring non-cash OTTI charges taken on investments in pooled trust preferred securities which occurred during the fourth quarter of 2009.

Loan servicing and others fees increased 23.0% for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to our increased loan volume. The Company recorded $104,000 of net gains on sales of available-for-sale securities during the year ended December 31, 2010 compared to $7,000 for the year ended December 31, 2009. Customer service and other fees decreased 5.1% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Commissions on insurance and brokerage declined 16.5% for the year ended December 31, 2010 from the year ended December 31, 2009 as a result of continued overall market turmoil.

***Non-interest Expense.*** The following table shows the components of non-interest expense and the percentage changes for the years ended December 31, 2010 and 2009.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | % Change |
| | (Dollars in thousands) | | |
| **Non-interest Expense** | | | |
| Salaries and employee benefits | $ 6,146 | $ 5,951 | 3.28 % |
| Net occupancy expense | 693 | 635 | 9.13 |
| Equipment expense | 726 | 671 | 8.20 |
| Data processing fees | 885 | 863 | 2.55 |
| Professional fees | 434 | 424 | 2.36 |
| Marketing expense | 245 | 285 | (14.04) |
| Office expense | 282 | 328 | (14.02) |
| Losses on foreclosed assets, net | 173 | 19 | 810.53 |
| Other | 1,728 | 1,975 | (12.51) |
| Total non-interest expense | $ 11,312 | $ 11,151 | 1.44 % |

For the year ended December 31, 2010 non-interest expense remained relatively stable at $11.3 million compared to $11.2 million for the year ended December 31, 2009. Stability in noninterest expense was reflective of the Company's efforts to control targeted cost areas of marketing and office expense during 2010. Additionally, during 2010 the Company benefited from lower FDIC premiums, as financial institutions were subject to special FDIC assessments during 2009.

Loan collection and repossessed asset expense increased to $173,000 for the year ended December 31, 2010 from $19,000 for the year ended December 31, 2009, primarily due to the costs associated with maintaining and selling other real estate owned which was obtained through foreclosure. Higher property tax and maintenance costs contributed to an increase of $58,000 or 9.1% in occupancy expense for the year ended December 31, 2010 compared to the year ended December 31, 2009. Total salaries and employee benefits increased $195,000, or 3.3% for the year ended December 31, 2010 compared to the year ended December 31, 2009, mainly due to merit and bonus increases.

***Provision for Income Taxes.***

The provision for income taxes was $968,000 for the year ended December 31, 2010 compared to a provision for income taxes of $135,000 for the year ended December 31, 2009. The effective income tax rate differs from the federal statutory rate due primarily to state income taxes, exempt interest income, and reductions to the reserve for uncertain tax positions.

**Risk Management**

***Overview.*** Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

***Credit Risk Management.*** Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late notice is sent to the borrower. When the loan becomes 30 days past due, a more formal letter is sent. Between 15 and 30 days past due, telephone calls are also made to the borrower. After 30 days, we regard the borrower as in default. At 60 days delinquent, the borrower may be sent a letter from our attorney and we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan is sold at foreclosure. When a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that we own.

***Nonperforming and Classified Assets.***

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Typically, loans are placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are first applied to the outstanding principal balance. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at fair market value less costs to sell at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments are applied to the outstanding principal balance.

The following table provides information with respect to our nonperforming assets at the dates indicated.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | (Dollars in thousands) | | | | |
| Nonaccrual loans: | | | | | |
| One-to-four family | $ 1,266 | $ 888 | $ 641 | $ 613 | $ 420 |
| Multifamily and nonresidential | 541 | 432 | - | - | 3,888 |
| Construction | - | - | 165 | 184 | - |
| Land | 541 | - | - | - | - |
| Consumer | 240 | 65 | 10 | 30 | - |
| Commercial | 397 | 18 | 14 | 9 | 12 |
| Total | 2,985 | 1,403 | 830 | 836 | 4,320 |
| Accruing loans past due 90 days or more: | | | | | |
| One-to-four family | - | - | - | - | - |
| Multi-family and nonresidential | - | - | - | - | - |
| Construction | - | - | - | - | - |
| Land | - | - | - | - | - |
| Consumer | - | - | - | - | - |
| Commercial | - | - | - | - | - |
| Total | - | - | - | - | - |
| Total of nonaccrual and 90 days or more past due loans | 2,985 | 1,403 | 830 | 836 | 4,320 |
| Real estate owned | 115 | 301 | - | - | 946 |
| Other nonperforming assets | 16 | - | - | - | - |
| Total nonperforming assets | $ 3,116 | $ 1,704 | $ 830 | $ 836 | $ 5,266 |
| Total nonperforming loans to total loans | 1.23 % | 0.66 % | 0.46 % | 0.71 % | 4.29 % |
| Total nonperforming loans to total assets | 0.86 % | 0.41 % | 0.25 % | 0.33 % | 2.02 % |
| Total nonperforming assets to total assets | 0.90 % | 0.50 % | 0.25 % | 0.33 % | 2.47 % |

Nonperforming assets include nonaccrual loans and foreclosed assets. Non-performing assets totaled $3.1 million at December 31, 2010 compared to $1.7 million at December 31, 2009. The increase was primarily in the consumer, land, and commercial loan portfolios. Had non-accrual loans performed in accordance with their original contract terms, the Company would have recognized additional interest income, net of tax, of approximately $57,000 in 2010 and $20,000 in 2009.

The following table sets forth information about modifications which were considered Troubled Debt Restructurings as of December 31, 2010. There were no troubled debt restructurings as of December 31, 2009.

**Modifications**
**As of December 31, 2010**
**(Dollars in thousands)**

| | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment |
|---|---|---|---|
| Troubled debt restructurings | | | |
| Commercial | 1 | $ 178 | $ 178 |

| **Troubled Debt Restructurings That Subsequently Defaulted** | Number of Contracts | Pre-Modification Outstanding Recorded Investment |
|---|---|---|
| Troubled debt restructurings | | |
| Commercial | - | $ - |

Loans characterized as Troubled Debt Restructurings ("TDRs") totaled $178,000 at December 31, 2010, compared to $0 at December 31, 2009. The allowance allocated to TDRs, excluding specifically-impaired loans referred to above, totaled $0 at December 31, 2010 and 2009. The TDR total of $178,000 at December 31, 2010 is comprised of a single commercial real estate loan for which the Company agreed to accept interest only payments for one year. The difference in net present values of the cash flows for the restructured loan compared to the original loan terms was immaterial and, therefore, no specific reserve was established for the loan.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we may establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

| | At December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (Dollars in thousands) | |
| Special mention assets | $ 3,782 | $ 222 |
| Substandard assets | 4,467 | 3,241 |
| Doubtful assets | 212 | - |
| Total classified assets | $ 8,461 | $ 3,463 |

Classified assets increased to $8.5 million at December 31, 2010 as compared to $3.5 million at December 31, 2009, primarily related to the one-to-four family residential, multi-family and commercial loan portfolios. These classified assets are primarily loans rated special mention or substandard in accordance with regulatory guidance. These assets warrant and receive increased management oversight and loan loss reserves have been established to account for the increased credit risk of these assets. Classified assets include loans that are classified due to factors other than payment delinquencies, such as lack of current financial statements and other required documentation, insufficient cash flows or other deficiencies, and, therefore, are not included as non-performing assets. Other than as disclosed in the above tables, there are no other loans where management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

***Analysis and Determination of the Allowance for Loan Losses.***

The allowance for loan losses is a valuation allowance for probable credit losses in the loan portfolio and represents management's best estimate of known and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectibility. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are approved by the Asset Quality Review Committee and presented to the Board of Directors.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Management estimates a range of losses and then makes its best estimate of potential credit losses within that range. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

***Specific Allowance Required for Identified Problem Loans.*** We establish an allowance on certain identified problem loans based on such factors as: (1) the strength of the customer's personal or business cash flows; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; and (6) the borrower's effort to cure the delinquency.

***General Valuation Allowance on the Remainder of the Loan Portfolio.*** We establish a general allowance for loans that are not currently classified in order to recognize the inherent losses associated with lending activities. This general valuation allowance is determined through two steps. First, we estimate potential losses on the portfolio by analyzing historical losses for each loan category. Second, we look at additional significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures; international, national, regional and local economic conditions; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management; changes in the volume of past dues, non-accruals and classified assets; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; concentrations of credit, and other factors.

We also identify loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans for which management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

At December 31, 2010, our allowance for loan losses represented 1.5% of total gross loans and 122.2% of nonperforming loans. At December 31, 2009, our allowance for loan losses represented 1.3% of total gross loans and 200.1% of nonperforming loans. The allowance for loan losses increased $836,000 to $3.6 million at December 31, 2010 from $2.8 million at December 31, 2009 primarily due loan growth, increases in nonperforming and classified loans and higher charge-off incidences as compared to one year ago.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

| | At December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans |
| | (Dollars in thousands) | | | | | | | | |
| One-to-four family | $ 545 | 14.9 % | 18.1 % | $ 280 | 10.0 % | 20.8 % | $ 220 | 10.1 % | 21.4 % |
| Multi-family and nonresidential | 1,061 | 29.1 | 37.5 | 1,125 | 40.0 | 36.3 | 871 | 40.1 | 36.5 |
| Construction | 325 | 8.9 | 11.0 | 160 | 5.7 | 12.5 | 185 | 8.5 | 13.6 |
| Land | 730 | 20.0 | 10.9 | 286 | 10.2 | 9.7 | 39 | 1.8 | 8.0 |
| Consumer | 250 | 6.9 | 9.1 | 200 | 7.1 | 9.3 | 135 | 6.2 | 9.3 |
| Commercial | 738 | 20.2 | 13.4 | 762 | 27.1 | 11.4 | 725 | 33.4 | 11.2 |
| Total allowance for loan losses | $ 3,649 | 100.0 % | 100.0 % | $ 2,813 | 100.0 % | 100.0 % | $ 2,175 | 100.0 % | 100.0 % |

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | |
| | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans |
| | (Dollars in thousands) | | | | | |
| One-to-four family | $ 185 | 12.3 % | 26.9 % | $ 197 | 9.7 % | 34.8 % |
| Multi-family and nonresidential | 870 | 57.6 | 27.4 | 1,410 | 69.7 | 34.2 |
| Construction | 42 | 2.8 | 17.6 | 32 | 1.6 | 15.0 |
| Land | 40 | 2.6 | 9.8 | 38 | 1.9 | 6.9 |
| Consumer | 75 | 5.0 | 8.6 | 254 | 12.5 | 7.4 |
| Commercial | 298 | 19.7 | 9.7 | 94 | 4.6 | 1.7 |
| Total allowance for loan losses | $ 1,510 | 100.0 % | 100.0 % | $ 2,025 | 100.0 % | 100.0 % |

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with accepted accounting principles, there can be no assurance that the Office of Thrift Supervision, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. The Office of Thrift Supervision may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

### *Analysis of Loan Loss Experience.*

The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| | | | (In thousands) | | |
| Allowance for loan losses at beginning of period | $ 2,813 | $ 2,175 | $ 1,510 | $ 2,025 | $ 3,157 |
| Provision (Credit) for loan losses | 1,334 | 868 | 685 | (364) | (736) |
| Charge offs: | | | | | |
| One-to-four family | 311 | 44 | 22 | 50 | 7 |
| Multi-family and nonresidential | - | - | - | 108 | 145 |
| Construction | - | - | - | - | - |
| Land | - | - | - | - | 23 |
| Consumer | 124 | 68 | 67 | 85 | 204 |
| Commercial | 91 | 150 | - | - | 348 |
| Total charge-offs | 526 | 262 | 89 | 243 | 727 |
| Recoveries: | | | | | |
| One-to-four family | 4 | - | 2 | 13 | 5 |
| Multi-family and nonresidential | - | - | - | - | 87 |
| Construction | - | - | - | - | - |
| Land | - | - | - | 10 | - |
| Consumer | 12 | 13 | 41 | 24 | 42 |
| Commercial | 12 | 19 | 26 | 45 | 197 |
| Total recoveries | 28 | 32 | 69 | 92 | 331 |
| Net charge-offs | 498 | 230 | 20 | 151 | 396 |
| Allowance for loan losses at end of period | $ 3,649 | $ 2,813 | $ 2,175 | $ 1,510 | $ 2,025 |
| Allowance for loan losses to nonperforming loans | 122.20 % | 200.50 % | 262.00 % | 180.62 % | 46.88 % |
| Allowance for loan losses to total loans outstanding at the end of the period | 1.51 % | 1.31 % | 1.22 % | 1.28 % | 2.01 % |
| Net charge-offs to average loans outstanding during the year | 0.22 % | 0.12 % | 0.01 % | 0.14 % | 0.36 % |

### *Capital and Liquidity.*

***Capital.*** At December 31, 2010, shareholders' equity totaled $66.7 million compared to $70.5 million at December 31, 2009. In addition to net income of $1.7 million, other significant changes in shareholders' equity during 2010 included $983,000 of dividends paid, and $627,000 related to stock-based compensation. The change in the accumulated other comprehensive income component of shareholders' equity totaled a net, after-tax, unrealized gain of $119,000 at December 31, 2010 compared to a net, after-tax, unrealized gain of $655,000 at December 31, 2009. Under regulatory requirements, amounts reported as accumulated other comprehensive income/loss related to securities available for sale, defined benefit post-retirement benefit plans and effective cash flow hedges do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios. The Company paid quarterly cash dividends of $0.05 per common share during each of the four quarters of 2010. The dividend payout ratios, representing dividends per share divided by diluted earnings per share for the years ended December 31, 2010 and 2009 were 51.3% and 250.0%, respectively. The dividend payout is continually reviewed by management and the Board of Directors.

The Company's board of directors has authorized four stock repurchase programs. The stock repurchase programs allow the Company to proactively manage its capital position and return excess capital to shareholders. Under the first stock repurchase program, which was approved on December 17, 2008, the Company was authorized to repurchase up to 263,234 shares or 5.0%, of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. The first stock repurchase program was completed during the first quarter of 2010. On March 4, 2010, a second repurchase program was approved which authorized the repurchase of up to 252,319 or 5.0% of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. The second stock repurchase program was completed during the third quarter of 2010. On June 9, 2010, a third repurchase program was approved which authorized the repurchase of up to 240,524 or 5.0% of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. On November 17, 2010, a fourth repurchase program was approved which authorized the repurchase of up to 231,624 or 5.0% of the Company's issued common stock, through open market purchases or privately negotiated transactions, from time to time, depending on market conditions and other factors. There is no guarantee as to the exact number of shares to be repurchased by the Company. Also see Part II, Item 5 - Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, included elsewhere in this report.

***Liquidity***. Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The Company seeks to ensure its funding needs are met by maintaining a level of liquid funds through asset/liability management.

Asset liquidity is provided by liquid assets which are readily marketable or pledgeable or which will mature in the near future. Liquid assets include cash, interest-bearing deposits in banks, securities available for sale, maturities and cash flow from securities held to maturity, and federal funds sold and resell agreements.

First Federal relies on deposits as its principal source of funds and, therefore, must be in a position to service depositors' needs as they arise. Fluctuations in the balances of a few large depositors may cause temporary increases and decreases in liquidity from time to time. We deal with such fluctuations by using existing liquidity sources.

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Cincinnati, Federal Reserve Bank, repurchase agreements and federal funds purchased. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company, on a stand-alone basis, is responsible for paying any dividends declared to its shareholders. The Company also has repurchased shares of its common stock. The amount of dividends that the Bank may declare and pay to the Company in any calendar year, without the receipt of prior approval from the Office of Thrift Supervision but with prior notice to the Office of Thrift Supervision, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. On a stand-alone basis, the Company had liquid assets of approximately $13.1 million at December 31, 2010.

***Off Balance Sheet Arrangements, Commitments and Contractual Obligations.***

***Off-Balance Sheet Arrangements.*** In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accepted accounting principles are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 17 to the consolidated financial statements beginning on page F-1 of this annual report.

For the year ended December 31, 2010, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

***Commitments.*** At December 31, 2010, we had $33.8 million in loan commitments outstanding, $31.5 million in unused commercial lines of credit (including unadvanced portions of construction loans) and $11.7 million in unused open-end consumer lines of credit. Certificates of deposit due within one year of December 31, 2010 totaled $55.9 million, or 70.8% of certificates of deposit. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods due to the recent low interest rate environment and local competitive pressure. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2010. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

***Contractual Obligations.*** The following table presents certain of our contractual obligations as of December 31, 2010.

| | 0 – 1 Year | 1 – 3 Years | 3 – 5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | |
| Deposits without stated maturity | $ 140,540 | $ - | $ - | $ - | $ 140,540 |
| Certificates of deposit | 55,931 | 22,100 | 933 | - | 78,964 |
| Operating leases | 36 | 10 | - | - | 46 |
| Long-term debt - Federal Home Loan Bank | 1,158 | 1,874 | 1,096 | 486 | 4,614 |
| Long-term debt - other banks | - | - | 13,000 | - | 13,000 |
| Purchase obligations | - | 20,000 | - | 15,000 | 35,000 |
| Total contractual obligations | **$ 197,665** | **$ 43,984** | **$ 15,029** | **$ 15,486** | **$ 272,164** |

***Regulatory Capital Management.*** We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2010 and 2009, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See Item 1, "*Business—Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,*" and note 12 to the consolidated financial statements beginning on page F-1 of this annual report.

## Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 to the consolidated financial statements beginning on page F-1 of this annual report.

## Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this annual report have been prepared according to accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk Management

The Bank manages the interest rate sensitivity of interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect earnings while decreases in interest rates may beneficially affect earnings. To reduce the potential volatility of earnings, the Bank has sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. The Bank's strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting loan terms and the mix of adjustable rate loans and fixed rate loans; adjusting the investment portfolio mix and duration and selling in the secondary market substantially all newly originated one-to-four family residential real estate loans. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

The Bank has an Asset/Liability Committee which includes members of management approved by the Board of Directors, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

The goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income and net income.

### Net Portfolio Value Analysis

The Bank uses a net portfolio value analysis prepared by the Office of Thrift Supervision to review the level of the Bank's interest rate risk. This analysis measures interest rate risk by capturing changes in the net portfolio value of the Bank's cash flows from assets, liabilities and off-balance sheet items, based on a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 and 100 basis point decrease in market interest rates with no effect given to any steps that the Bank might take to counter the effect of that interest rate movement.

The following table, which is based on information that the Bank provided to the Office of Thrift Supervision, presents the change in the Bank's net portfolio value at December 31, 2010 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps the Bank might take to counteract that change.

| Basis Point ("bp") Change in Rates | Net Portfolio Value (Dollars in thousands | | | Net Portfolio Value as a % of Portfolio Value of Assets | |
|---|---|---|---|---|---|
| | $ Amount | $ Change | % Change | NPV Ratio | Change |
| +300 bp | $ 57,607 | $ (4,940) | (8) % | 16.34 % | (89) bp |
| +200 bp | 59,938 | (2,608) | (4) | 16.81 | (41) bp |
| +100 bp | 61,856 | (691) | (1) | 17.17 | (5) bp |
| +50 bp | 62,124 | (422) | (1) | 17.18 | (5) bp |
| 0 bp | 62,546 | - | - | 17.22 | - bp |
| -50 bp | 62,506 | (40) | - | 17.16 | (6) bp |
| -100 bp | 63,938 | 1,392 | 2 | 17.46 | 23 bp |

The Office of Thrift Supervision uses various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan repayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis over the life of the asset. Further, if there is a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans and mortgage-backed securities held by the Bank, rising or falling interest rates have a significant impact on the prepayment speeds of the Bank's earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. The Bank's asset sensitivity would be reduced if repayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is included herein beginning on page F-1.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

## Item 9A. CONTROLS AND PROCEDURES

**(a) Evaluation of disclosure controls and procedures.** The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2010. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

**(b) Management's Report on Internal Control over Financial Reporting.** The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness, as of December 31, 2010, of the Company's internal control over financial reporting based on the framework in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

**(c) Changes in Internal Control Over Financial Reporting.** There were no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. OTHER INFORMATION

None.

## PART III

### Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

**Board of Directors**

For information relating to the directors of First Advantage Bancorp., the section captioned *"Items to be Voted on by Stockholders—Item 1—Election of Directors"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

**Executive Officers**

For information relating to officers of First Advantage Bancorp, see Part I, Item 1, *"Business—Executive Officers of the Registrant"* of this Annual Report on Form 10-K.

**Compliance with Section 16(a) of the Securities Exchange Act of 1934**

For information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, the cover page to this Annual Report on Form 10-K and the section captioned *"Other Information Relating to Directors and Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated herein by reference.

**Disclosure of Code of Ethics**

For information concerning First Advantage Bancorp's Code of Ethics, the information contained under the section captioned *"Corporate Governance—Code of Ethics and Business Conduct"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated by reference. A copy of the Code of Ethics and Business Conduct is available to stockholders on the Company's website at www.firstfederalsb.com.

### Item 11. EXECUTIVE COMPENSATION

For information regarding executive compensation, the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated herein by reference.

### Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

**(a) Security Ownership of Certain Beneficial Owners**

Information required by this Item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

**(b) Security Ownership of Management**

Information required by this Item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders.

**(c) Changes in Control**

Management of the Company knows of no arrangements, including any pledge by any person or securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

**(d) Equity Compensation Plan Information**

| Plan Category | Number of Shares to be Issued Upon Exercise of Outstanding Awards | Weighted-Average Exercise Price of Outstanding Awards | Number of Shares Available for Future Grants |
|---|---|---|---|
| Plans approved by stockholders: | | | |
| 2008 Executive Incentive Plan - options | 502,837 | $ 10.29 | 14,500 |
| 2008 Executive Incentive Plan - restricted stock | 120,953 | - | 20,331 |
| Total plans approved by stockholders | 628,790 | $ 10.29 | 34,831 |
| Total plans not approved by stockholders | - | $ - | - |
| Total equity compensation plans | 628,790 | $ 10.29 | 34,831 |

*See further discussion in note 16 of the Consolidated Financial Statements.*

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

### Certain Relationships and Related Transactions

For information regarding certain relationships and related transactions, the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

### Corporate Governance

For information regarding director independence, the section captioned *"Corporate Governance—Director Independence"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

## Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information regarding the principal accountant fees and expenses, the section captioned *"Items to Be Voted on By Stockholders—Item 2—Ratification of Independent Registered Public Accounting Firm"* in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

## Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

| No. | Description |
|---|---|
| 3.1 | Charter of First Advantage Bancorp (1) |
| 3.2 | Bylaws of First Advantage Bancorp (1) |
| 4.1 | Form of Stock Certificate of First Advantage Bancorp (1) |
| 10.1 | Employment Agreement by and between First Advantage Bancorp and Earl O. Bradley, III, dated November 29, 2007* (2) |
| 10.2 | Employment Agreement by and between First Federal Savings Bank and Earl O. Bradley, III, dated November 29, 2007* (2) |

| | |
|---|---|
| 10.3 | Employment Agreement by and between First Advantage Bancorp and John T. Halliburton, dated November 29, 2007* (2) |
| 10.4 | Employment Agreement by and between First Federal Savings Bank and John T. Halliburton, dated November 29, 2007* (2) |
| 10.5 | Employment Agreement by and between First Advantage Bancorp and Patrick C. Greenwell, dated November 29, 2007* (2) |
| 10.6 | Employment Agreement by and between First Federal Savings Bank and Patrick C. Greenwell, dated November 29, 2007* (2) |
| 10.7 | Employment Agreement by and between First Federal Savings Bank and Franklin G. Wallace, dated November 29, 2007* (2) |
| 10.8 | Employment Agreement by and between First Federal Savings Bank and Jon R. Clouser, dated November 29, 2007* (2) |
| 10.9 | First Advantage Bancorp 2008 Equity Incentive Plan* (3) |
| 11.1 | Statement re: computation of per share earnings (incorporated by reference to financial statements referenced in Item 8 of this Annual Report on Form 10-K). |
| 21.1 | Subsidiaries |
| 23.1 | Consent of HORNE LLP |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certificate of Chief Executive Officer |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certificate of Chief Financial Officer |
| 32.0 | Section 1350 Certificate of Chief Executive Officer and Chief Financial Officer |

* Management contract or compensatory plan, contract or arrangement

(1) Incorporated herein by reference to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-144454), as amended, initially filed with the Securities and Exchange Commission on July 10, 2007.

(2) Incorporated herein by reference to the exhibits to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2007.

(3) Incorporated herein by reference to the appendix to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on May 5, 2008.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST ADVANTAGE BANCORP

Date: March 4, 2011

By: /s/Earl O. Bradley, III
Earl O. Bradley, III
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/Earl O. Bradley, III<br>Earl O. Bradley, III | Chief Executive Officer and Director<br>(principal executive officer) | March 4, 2011 |
| /s/Patrick C. Greenwell<br>Patrick C. Greenwell | Chief Financial Officer and Secretary<br>(principal accounting and financial officer) | March 4, 2011 |
| /s/William G. Beach<br>William G. Beach | Director | March 4, 2011 |
| /s/Vernon M. Carrigan<br>Vernon M. Carrigan | Director | March 4, 2011 |
| /s/Robert E. Durrett, III<br>Robert E. Durrett, III | Director | March 4, 2011 |
| /s/John T. Halliburton<br>John T. Halliburton | President and Director | March 4, 2011 |
| /s/William Lawson Mabry<br>William Lawson Mabry | Director | March 4, 2011 |
| /s/William H. Orgain<br>William H. Orgain | Director | March 4, 2011 |
| /s/Michael E. Wallace<br>Michael E. Wallace | Director | March 4, 2011 |
| /s/David L. Watson<br>David L. Watson | Director | March 4, 2011 |

# First Advantage Bancorp
## Years Ended December 31, 2010 and 2009

Contents

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Advantage Bancorp
Clarksville, Tennessee

We have audited the accompanying consolidated balance sheets of First Advantage Bancorp and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operation, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations, changes in shareholders' equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



Jackson, Tennessee
March 4, 2011

**First Advantage Bancorp**
**Consolidated Balance Sheets**
(Dollars in thousands, except share and per share amounts)

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| **Assets** | | |
| Cash and due from banks | $ 4,151 | $ 9,204 |
| Interest-bearing demand deposits with banks | 1,387 | 1,686 |
| Federal funds sold | 2,250 | 975 |
| Cash and cash equivalents | 7,788 | 11,865 |
| Available-for-sale securities, at fair value | 74,214 | 98,739 |
| Other investments | 3,486 | - |
| Loans held for sale | 3,155 | 2,265 |
| Loans, net of allowance for loan losses of $3,649 and $2,813 at December 31, 2010 and 2009, respectively | 238,346 | 211,137 |
| Premises and equipment, net | 7,553 | 7,903 |
| Other real estate owned and repossessed assets | 663 | 301 |
| Federal Home Loan Bank stock | 2,988 | 2,988 |
| Accrued interest receivable | 1,420 | 1,457 |
| Income taxes receivable | 1,515 | 2,529 |
| Deferred tax asset | 2,199 | 2,421 |
| Other assets | 1,925 | 2,619 |
| Total assets | $ 345,252 | $ 344,224 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Deposits | | |
| Demand | $ 19,681 | $ 19,426 |
| Savings, checking and money market | 120,859 | 109,706 |
| Time certificates | 78,964 | 87,108 |
| Total deposits | 219,504 | 216,240 |
| Securities sold under agreement to repurchase | 6,215 | 6,883 |
| Federal Home Loan Bank advances | 13,000 | 13,000 |
| Borrowings with other banks | 35,000 | 35,000 |
| Interest payable and other liablilities | 4,806 | 2,575 |
| Total liabilities | 278,525 | 273,698 |
| **Commitments and contingencies** | - | - |
| **Shareholders' Equity** | | |
| Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding at December 31, 2010 or 2009 | - | - |
| Common stock, $0.01 par value, 50,000,000 shares authorized, 4,632,494 shares issued and 4,107,818 outstanding at December 31, 2010; 5,171,395 issued and 4,470,984 outstanding at December 31, 2009 | 46 | 52 |
| Additional paid in capital | 46,626 | 51,915 |
| Common stock acquired by benefit plans: | | |
| Restricted stock | (1,085) | (837) |
| Common stock held by: | | |
| Employee Stock Ownership Plan trust | (3,198) | (3,496) |
| Benefit plans | (2,159) | (2,773) |
| Retained earnings | 23,923 | 23,210 |
| Accumulated other comprehensive income | 2,574 | 2,455 |
| Total shareholders' equity | 66,727 | 70,526 |
| Total liabilities and shareholders' equity | $ 345,252 | $ 344,224 |

*See Notes to Consolidated Financial Statements*

**First Advantage Bancorp**
**Consolidated Statements of Income**
(Dollars in thousands, except share and per share amounts)

| | Years Ended December 31, 2010 | Years Ended December 31, 2009 |
|---|---|---|
| **Interest and dividend income** | | |
| Loans | $ 13,641 | $ 11,371 |
| Investment securities | 3,659 | 5,585 |
| Other | 271 | 276 |
| Total interest and dividend income | 17,571 | 17,232 |
| **Interest expense** | | |
| Deposits | 3,192 | 4,518 |
| Borrowings | 1,807 | 1,849 |
| Total interest expense | 4,999 | 6,367 |
| **Net interest income** | 12,572 | 10,865 |
| Provision for loan losses | 1,334 | 868 |
| **Net interest income after provision for loan losses** | 11,238 | 9,997 |
| **Non-interest income** | | |
| Service charges on deposit accounts and other fees | 1,212 | 1,277 |
| Loan servicing and other fees | 91 | 74 |
| Net gains on sales of mortgage loans held for sale | 1,205 | 1,213 |
| Net realized gain on sales of available-for-sale securities | 104 | 7 |
| Other-than-temporary impairment on available-for-sale securities | - | (1,091) |
| Insurance and brokerage commissions | 132 | 158 |
| Other | (6) | 11 |
| Total non-interest income | 2,738 | 1,649 |
| **Non-interest expense** | | |
| Salaries and employee benefits | 6,146 | 5,951 |
| Net occupancy expense | 693 | 635 |
| Equipment expense | 726 | 671 |
| Data processing fees | 885 | 863 |
| Professional fees | 434 | 424 |
| Marketing expense | 245 | 285 |
| Office expense | 282 | 328 |
| Loan collection and repossession expense | 173 | 19 |
| Other | 1,728 | 1,975 |
| Total non-interest expense | 11,312 | 11,151 |
| **Income Before Income Taxes** | 2,664 | 495 |
| **Provision for Income Taxes** | 968 | 135 |
| **Net Income** | $ 1,696 | $ 360 |
| Per common share: | | |
| Basic net income per common share | $ 0.40 | $ 0.08 |
| Diluted net income per common share | $ 0.39 | $ 0.08 |
| Dividends declared per common share | $ 0.20 | $ 0.20 |
| Basic weighted average common shares outstanding | 4,259,064 | 4,508,033 |
| Diluted weighted average common shares outstanding | 4,295,093 | 4,572,207 |

*See Notes to Consolidated Financial Statements*

**First Advantage Bancorp**

**Consolidated Statements of Changes in Stockholders' Equity**

**Years Ended December 31, 2010 and 2009**

**(Dollars in thousands, except share and per share amounts)**

| | Common Stock | | Comprehensive | Additional | Retained | Common Stock | Accumulated Other | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Income | Paid-in Capital | Earnings | Acquired by Benefit Plans | Comprehensive Income | Stockholders' Equity |
| **Balance at January 1, 2009** | **5,264,683** | **$ 53** | | **$ 52,258** | **$ 23,872** | **$ (7,744)** | **$ 1,822** | **$ 70,261** |
| Cumulative effect of change in accounting principle, adoption of new accounting rule | | | | | 22 | | (22) | - |
| Comprehensive income, net of tax: | | | | | | | | |
| Net income | - | - | $ 360 | - | 360 | - | - | 360 |
| Change in unrealized appreciation of available-for-sale securities, net of tax | - | - | 655 | - | - | - | 655 | 655 |
| Total comprehensive income | - | - | $ 1,015 | - | - | - | - | |
| Dividends paid ($0.20 per common share) | - | - | | - | (1,044) | | - | (1,044) |
| Treasury stock purchase/retire | (93,288) | (1) | | (894) | | | | (895) |
| Release of Employee Stock Ownership Plan (ESOP) shares | - | - | | 207 | - | 283 | - | 490 |
| Purchase and release of restricted stock plan shares, net | - | - | | 344 | - | 355 | - | 699 |
| **Balance at December 31, 2009** | 5,171,395 | 52 | | 51,915 | 23,210 | (7,106) | 2,455 | 70,526 |
| Comprehensive income, net of tax: | | | | | | | | |
| Net income | - | - | $1,696 | - | 1,696 | - | - | 1,696 |
| Change in unrealized appreciation of available-for-sale securities, net of tax | - | - | 119 | - | - | - | 119 | 119 |
| Total comprehensive income | - | - | $ 1,815 | - | - | - | - | |
| Treasury stock purchase/retire | (538,901) | (6) | | (5,776) | | | | (5,782) |
| Dividends paid ($0.20 per common share) | - | - | | - | (983) | - | - | (983) |
| Release of Employee Stock Ownership Plan (ESOP) shares | - | - | | 227 | - | 297 | - | 524 |
| Purchase and release of restricted stock plan shares, net | - | - | | 260 | - | 367 | - | 627 |
| **Balance at December 31, 2010** | **4,632,494** | **$ 46** | | **$ 46,626** | **$ 23,923** | **$ (6,442)** | **$ 2,574** | **$ 66,727** |

*See Notes to Consolidated Financial Statements*

**First Advantage Bancorp**
Consolidated Statements of Cash Flows
(Dollars in thousands)

| | Years Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| **Operating Activities** | | |
| Net income | $ 1,696 | $ 360 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Provision for loan losses | 1,334 | 868 |
| Depreciation, amortization and accretion | 804 | 942 |
| Deferred income taxes | 303 | 2,425 |
| Funding of mortgage loans held for sale | (52,485) | (53,801) |
| Proceeds from sales of mortgage loans held for sale | 52,800 | 53,615 |
| Net gains on sales of mortgage loans held for sale | (1,205) | (1,213) |
| Net realized gain on available for sale securities | (104) | (7) |
| Other-than-temporary impairment on available for sale securities | - | 1,091 |
| Net loss on disposal of premises and equipment | 2 | 17 |
| Net loss on sale of foreclosed assets | 38 | - |
| Stock-based compensation | 1,151 | 1,190 |
| Decrease (increase) in other assets | 155 | (867) |
| Increase (decrease) in other liabilities | 3,090 | (1,988) |
| Net cash provided by operating activities | 7,579 | 2,632 |
| **Investing Activities** | | |
| Purchases of other investments | (3,486) | - |
| Purchases of securities available for sale | (16,696) | (34,872) |
| Proceeds from call/maturities and repayments of securities available-for-sale | 36,457 | 51,992 |
| Proceeds from sales of securities available for sale | 4,856 | 12,800 |
| Net increase in loans | (29,285) | (35,966) |
| Purchase of premises and equipment | (251) | (828) |
| Proceeds from sales of premises and equipment | - | 3 |
| Proceeds from the sale of other real estate owned | 918 | 81 |
| Net cash used in investing activities | (7,487) | (6,790) |
| **Financing Activities** | | |
| Net increase in demand deposits, money market, checking and savings accounts | 11,408 | 31,476 |
| Net decrease in time deposits | (8,144) | (2,043) |
| Net (decrease) increase in repurchase agreements and other short-term borrowings | (668) | 1,836 |
| Proceeds from Federal Home Loan Bank advances, net | - | (25,550) |
| Cash paid for dividends | (983) | (1,044) |
| Stock repurchased/retired - repurchase program | (5,782) | (895) |
| Net cash (used in) provided by financing activities | (4,169) | 3,780 |
| **Decrease in Cash and Cash Equivalents** | (4,077) | (378) |
| **Cash and Cash Equivalents, Beginning of Period** | 11,865 | 12,243 |
| **Cash and Cash Equivalents, End of Period** | $ 7,788 | $ 11,865 |
| | | |
| **Supplemental Cash Flow Information** | | |
| Interest paid | $ 5,141 | $ 6,567 |
| Income taxes paid (net of refunds) | $ 144 | $ (195) |
| Other real estate owned acquired through foreclosure of real estate loans | $ 115 | $ 373 |
| Transfer of premises and equipment to assets held for sale | $ - | $ 532 |

*See Notes to Consolidated Financial Statements*

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

### *Conversion and Change of Corporate Form*

First Advantage Bancorp (the "Company"), a Tennessee corporation, was formed by First Federal Savings Bank (the "Bank") in June 2007 to become the Bank's stock holding company upon completion of the Bank's conversion from the mutual to the stock form of organization (the "Conversion"). In connection with the Conversion, which was completed on November 29, 2007, the Company issued 5,264,683 shares of common stock in a subscription offering, and raised net proceeds of $51,195.

### *Nature of Operations*

First Advantage Bancorp is a holding company whose principal activity is the ownership and management of its wholly owned subsidiary, First Federal Savings Bank. The Bank has one inactive wholly owned subsidiary, First Financial Mortgage Corp. The Bank is a savings bank primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clarksville, Tennessee and surrounding areas. . The Bank is subject to the regulation of the Office of Thrift Supervision and Federal Deposit Insurance Corporation and undergoes periodic examinations by those regulatory authorities.

### *Basis of Presentation*

In the opinion of management, the audited consolidated financial statements include all adjustments, which consist of normal recurring accruals, necessary to present fairly the consolidated statements of financial condition as of December 31, 2010 and 2009, and the results of operations and cash flows for the years then ended. The accounting and financial reporting policies the Company follows conform, in all material respects, to accounting principles generally accepted in the United States of America.

Certain items in prior period financial statements have been reclassified to conform to the current presentation.

### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and the Bank and its wholly owned subsidiary First Financial Mortgage Corporation (collectively referred to as the "Company"). All significant inter-company accounts and transactions have been eliminated in consolidation. First Financial Mortgage Corporation is an inactive subsidiary and, therefore, its operations are not material to the consolidated financial statements.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the fair value of stock-based compensation awards, the fair value of financial instruments, income taxes and other-than-temporary impairment of investments.

***Cash Equivalents***

The Company considers all liquid investments with maturities of three months or less to be cash equivalents.

***Other Investments***

Other investments consist of non-negotiable time deposits placed with other financial institutions and have maturities ranging from six to twelve months. These investments were directly placed by the Company and are not considered brokered deposits and are fully insured by the Federal Deposit Insurance Corporation.

***Securities***

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income. The Company does not hold any held-to-maturity securities, which would include any security for which the Company has the positive intent and ability to hold until maturity. The Company does not hold any trading securities, which would include any security held for resale in anticipation of short-term market movements. Management determines the appropriate classification of securities at the time of purchase. Securities with limited marketability, such as stock in the Federal Home Loan Bank, are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

***Loans Held for Sale***

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses are realized at the time consideration is received and all other criteria for sales treatment have been met.

***Loans***

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoffs, are reported at their outstanding principal balances and adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Accrual of interest and subsequent cash receipts on impaired loans are generally

**(Dollars in thousands, except per share amounts)**

recorded in the same manner as nonaccrual loans. No interest income was recognized on non-accrual or impaired loans on a cash basis during 2010 or 2009. Loans are charged-off when the loss is confirmed.

Prior to 2004, the Bank sold mortgage loans to the Government National Mortgage Association (GNMA) in the normal course of business and retained the servicing rights. The GNMA programs under which the loans were sold allowed us to repurchase individual delinquent loans that meet certain criteria from the securitized loan pool. At the Bank's option, and without GNMA's prior authorization, the Bank may repurchase a delinquent loan for an amount equal to 100% of the remaining principal balance on the loan. Once the Bank has the unconditional ability to repurchase a delinquent loan, the Bank is deemed to have regained effective control over the loan and the Bank is required to recognize the loan on the balance sheet and record an offsetting liability, regardless of the intent to repurchase the loan. At December 31, 2010 residential real estate portfolio loans included $6 of loans available for repurchase under the GNMA optional repurchase programs with the offsetting liability recorded within other short-term borrowings.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others, with mortgage servicing rights fully amortized, were $20,879 and $25,973 at December 31, 2010 and December 31, 2009, respectively.

*Allowance for Loan Losses*

The allowance for loan losses is established as losses are estimated to have been incurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed through. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and represents management's best estimate of probable losses inherent in the loan portfolio. An allowance is established for loans that are not currently considered impaired in order to recognize the inherent losses associated with lending activities. This historical valuation allowance is determined through two steps. First, an estimate of potential losses on the portfolio is created by analyzing historical losses for each loan category. Historical losses are calculated using both internal and peer group loss information. Internal loss history is calculated using the average of five years of actual losses. This is combined with the peer group loss data to create a range from which the Company selects a reserve amount for each portfolio based upon management's professional judgment and experience within the particular segment. Second, additional significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date are considered. These significant factors may include changes in lending policies and procedures; international, national, regional and local economic conditions; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management; changes in the volume of past dues, non-accruals and classified assets; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; concentrations of credit, and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, overall industry trends, customer management experience, balance sheet ratios, guarantor credit scores and the probability of collecting scheduled principal and interest payments when due. Loans are considered for impairment when they reach "substandard" or "doubtful" classification (see further discussion of these classifications in Note 5) or when management becomes aware of conditions existing at the balance sheet date that would make it probable that a loss has been incurred. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

The Company only evaluates non-homogenous loans for potential impairment. The non-homogenous loan types are the construction and commercial portfolio segments. Large groups of smaller balance homogenous loans are not evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Specific risk characteristics relevant to each portfolio segment are as follows:

*One-to-four family loans* - A portion of the one-to-four family loans have adjustable-rates. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

*Multi-family and nonresidential real estate loans* - Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family or nonresidential real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

*Construction and Land loans* - Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment if liquidation is required. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land loans have substantially similar risks to speculative construction loans.

*Consumer loans* - Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly, such as motor vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

*Commercial loans* - Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

*Monitoring*

The Company monitors the credit quality of its loan portfolio on an ongoing basis. The responsibility to monitor credit quality of the loan portfolio begins with the Company's board of directors. This is accomplished by the following as it relates specifically to the loan portfolio's credit quality: review and approve a quarterly schedule of reports on portfolio composition and credit quality provided by management, review charge-offs as proposed by management, review and approve reports from the loan review function, and review and approve the adequacy of the Company's allowance for loan losses and related provision.

The board of directors also created an Asset Quality Review Committee ("AQRC") comprised of appropriate and qualified management personnel from executive management including the Chief Executive Officer, President, Chief Lending Officer, Chief Credit Officer, Chief Financial Officer and the Credit Administration Manager. This management committee was created with the purpose of managing the quality of the loan portfolio of the Company and keeps the board of directors informed of any changes in risk levels. The AQRC monitors standard indicators of risk such as past dues, credit extensions, policy exceptions, concentrations of industry and loan types, concentrations to individual borrowers and other relevant statistical measures of asset quality. The AQRC is also responsible for recommending and approving loan risk rating changes. The AQRC approves all charge-offs as recommended by the Chief Credit Officer and report these to the board of directors. Each quarter the committee reviews, with the assistance of loan officers, in order to understand and approve the proposed action plans and the projection of the future balance of assets adversely classified. The results and action plans along with the projected balances are reported to the board of directors

The board of directors also has established, for purposes of monitoring credit quality of the loan portfolio, a credit administration function which is headed by the Chief Credit Officer ("CCO"). The CCO is the custodian of the Company's credit quality and is the chairperson of the AQRC. The CCO is responsible for portfolio monitoring and reporting which includes: policy compliance, approval and tracking of policy exceptions, portfolio composition, concentrations, asset quality ratings, criticized loans, delinquencies, nonaccruals and charge-offs. The CCO also determines the adequacy of the allowance for loan losses and leads problem loan resolution.

The final item that the board of directors created in regards to monitoring credit quality of the loan portfolio is an independent loan review function ("Loan Review"). The purpose of Loan Review is to conduct periodic loan reviews and an annual review of loan policies and procedures, and report any findings to the audit committee of the board of directors. Annually, Loan Review prepares and presents to the AQRC the Loan Review Plan to define the scope of the review to independently assure the following: timely and accurate assignment of asset quality ratings, compliance with the Company's loan policies and procedures, accuracy of portfolio information and credit statistics provided to the Board, adequacy of the allowance for loan losses, documentation and enforceability of borrower obligations and the Company's interest in underlying collateral.

***Derivatives***

The Bank enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. Accordingly, such commitments are recorded at estimated fair value with changes in fair value recorded in "Net gains on sales of loans held for sale" on the Consolidated Statements of Operations and do not qualify for hedge accounting. The Bank also has corresponding forward sale commitments related to these interest rate lock commitments, which are recorded at fair value with changes in fair value recorded in "Net gains on sales of loans held for sale" on the Consolidated Statements of Operations and do not qualify for hedge accounting. See Note 16 for additional information related to the valuation of interest rate lock and forward sale commitments.

### *Premises and Equipment*

Land is carried at cost. Building and improvements, and furniture and equipment are carried at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

### *Federal Home Loan Bank Stock*

Federal Home Loan Bank ("FHLB") stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula. The Bank reports its investment in the FHLB stock at cost.

### *Other Real Estate Owned and Repossessed Assets*

Other real estate owned and repossessed assets which is acquired through, or in lieu of, foreclosure is held for sale and is initially recorded at fair value, less estimated selling cost when acquired, establishing a new cost basis. Costs after acquisition are generally expensed. Any changes in fair value of the asset are recorded through expense. The valuation of other real estate owned is subjective in nature and may be adjusted in the future because of changes in economic conditions.

### *Securities Sold Under Agreements to Repurchase*

The Company sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remains in the asset accounts.

### *Advertising and Marketing Expenses*

Advertising and marketing costs are expensed as incurred and were $245 and $285 for the years ended December 31, 2010 and 2009, respectively.

### *Income Taxes*

Income tax expense is the total of the current year's income tax due or refundable and the change in deferred tax assets and liabilities (excluding components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The Company and its subsidiaries file separate income tax returns.

### *Employee Stock Ownership Plan ("ESOP")*

The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") (See Note 13). ESOP shares are considered to be outstanding for the computation of EPS as they are committed to be released.

### *Rabbi Trust*

he Company established a rabbi trust to fund certain benefit plans. The Company accounts for these plans in accordance with FASB's ASC 718 "Share-Based Payment." Until the plan benefits are paid, creditors may make claims against the assets if the Company becomes insolvent.

### *Stock-Based Compensation*

The Company accounts for its stock-based compensation plans in accordance with FASB's ASC 718 "Share-Based Payment." Compensation expense for stock options, non-vested stock awards and restricted stock is based on the fair value of the award on the measurement date, which, for the Company, is the date of the grant and is recognized ratably over the service period of the award. The fair value of stock options granted is estimated using the Black-Scholes option-pricing model. The fair value of non-vested stock awards and restricted stock is generally the market price of the Company's stock.

### *Comprehensive Income*

Comprehensive income includes all changes in shareholders' equity during a period, except those resulting from transactions with shareholders. Besides net income, other components of the Company's comprehensive income include after tax effect of changes in the net unrealized gain/loss on securities available for sale.

### *Bank Owned Life Insurance*

The Company has purchased single-premium life insurance policies on certain former directors of the Company. The net cash surrender value of those polices is classified in other assets. Changes in the value of the insurance policies are classified in non-interest income.

### *Transfers of Financial Assets*

Transfers of financial assets (which includes loan participations) are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

### *Fair Value Measurements*

FASB's ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is primarily determined by matrix pricing, and in some cases, fair value is determined by an independent third party. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

### *Earnings Per Common Share*

Basic earnings per share ("EPS") is calculated by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS is computed in a manner similar to that of basic EPS except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents

**(Dollars in thousands, except per share amounts)**

(such as stock options and unvested restricted stock) were vested during the period. The weighted average common shares outstanding equals the gross number of common shares issued less unallocated shares held by the ESOP, nonvested restricted stock awards under the Company's 2007 Deferred Compensation Plan and nonvested restricted stock awards under the Company's 2008 Equity Incentive Plan. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares to be issued include any restricted shares authorized under the Company's 2007 Deferred Compensation Plan and the 2008 Equity Incentive Plan. Unallocated common shares held by the ESOP are shown as a reduction in stockholders' equity and are included in the weighted-average number of common shares outstanding for diluted EPS calculations as they are committed to be released.

***Recently Issued Accounting Standards***

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures* ("Topic 820"): *Improving Disclosures about Fair Value Measurements* ("ASU 10-06"). ASU 10-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It will also require the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. The Company's disclosures about fair value measurements are presented in Note 6: Fair Value Measurements. These new disclosure requirements have been adopted by the Company, with the exception of the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. With respect to the portions of this ASU that were adopted, the adoption of this standard did not have a material impact on the Company's financial position, results of operations, cash flows, or disclosures. Management does not believe that the adoption of the remaining portion of this ASU will have a material impact on the Company's consolidated financial position, results of operation, cash flows, or disclosures.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* ("Topic 310"). The guidance significantly expands the disclosures that the Company must make about the credit quality of financing receivables and the allowance for credit losses. The objectives of the enhanced disclosures are to provide financial statement users with additional information about the nature of credit risks inherent in the Company's financing receivables, how credit risk is analyzed and assessed when determining the allowance for credit losses, and the reasons for the change in the allowance for credit losses. The disclosures as of the end of the reporting period are effective for the Company's interim and annual periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for the Company's interim and annual periods beginning on or after December 15, 2010. The adoption of Topic 310 requires enhanced disclosures and did not have a significant effect on the Company's consolidated financial statements.

In January 2011, FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* (ASU 2011-01). ASU 2011-01 was issued as a result of concerns raised from stakeholders that the introduction of new disclosure requirements (paragraphs 310-10-50-31 through 50-34 of the FASB Accounting Standards Codification) about troubled debt restructurings in one reporting period followed by a change in what constitutes a troubled debt restructuring shortly thereafter would be burdensome for preparers and may not provide financial statement users with useful information.

**First Advantage Bancorp**
**Notes to Consolidated Financial Statements**
**Years Ended December 31, 2010 and 2009**
**(Dollars in thousands, except per share amounts)**

## Note 2: Earnings Per Common Share

The following table presents the calculation of basic and diluted earnings per common share.

| | Year Ended December 31, 2010 | Year Ended December 31, 2009 |
|---|---|---|
| Net income | $ 1,696 | $ 360 |
| Weighted-average shares - Basic EPS | 4,259,064 | 4,508,033 |
| Weighted-average restricted shares - | | |
| 2007 Deferred Compensation Plan | 6,909 | 32,574 |
| 2008 Equity Incentive Plan | - | 7,582 |
| Weighted-average shares - | | |
| ESOP committed to be released - diluted EPS | 29,120 | 24,018 |
| Weighted-average shares - Diluted EPS | 4,295,093 | 4,572,207 |
| Basic earnings per common share | $ 0.40 | $ 0.08 |
| Diluted earnings per common share | $ 0.39 | $ 0.08 |

## Note 3: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposits for certain correspondent relationships. The reserve required at December 31, 2010 and 2009, was $-0- and $2,717 respectively.

**(Dollars in thousands, except per share amounts)**

## Note 4: Securities

The amortized cost and approximate fair values of available-for-sale securities as of December 31, 2010 and 2009 are summarized below:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
|---|---|---|---|---|
| **December 31, 2010** | | | | |
| U.S. Treasury | $ 4,730 | $ 1,363 | $ - | $ 6,093 |
| U.S. Government agencies | 7,999 | 38 | (119) | 7,918 |
| Mortgage-backed securities | 43,748 | 2,603 | (2) | 46,349 |
| Collateralized mortgage obligations | 3,993 | 87 | - | 4,080 |
| State and political subdivisions | 9,555 | 180 | (18) | 9,717 |
| Corporate debt securities | 18 | 39 | - | 57 |
| Total | $ 70,043 | $ 4,310 | $ (139) | $ 74,214 |

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
|---|---|---|---|---|
| **December 31, 2009** | | | | |
| U.S. Treasury | $ 4,765 | $ 1,296 | $ - | $ 6,061 |
| U.S. Government agencies | 13,879 | 509 | (90) | 14,298 |
| Mortgage-backed securities | 62,825 | 2,337 | (76) | 65,086 |
| Collateralized mortgage obligations | 4,795 | - | (85) | 4,710 |
| State and political subdivisions | 8,466 | 178 | (90) | 8,554 |
| Corporate debt securities | 30 | - | - | 30 |
| Total | $ 94,760 | $ 4,320 | $ (341) | $ 98,739 |

**(Dollars in thousands, except per share amounts)**

The mortgage-backed securities are backed by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal National Mortgage Association ("Fannie Mae") and Government National Mortgage Association ("GNMA"). None of the mortgage-backed securities are privately issued.

Collateralized mortgage obligations ("CMOs") are mortgage derivatives and the CMOs owned by the Bank are classified as "low risk" under regulatory guidelines. CMOs are subject to the effects of interest rate risk. The Bank does not purchase CMOs at any significant premium over par value to limit certain prepayment risks.

The amortized cost and fair value of securities at December 31, 2010 and 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Within one year | $ 1,309 | $ 1,317 | $ - | $ - |
| One to five years | 297 | 309 | - | - |
| Five to 10 years | 8,822 | 10,291 | 9,915 | 11,308 |
| After 10 years | 15,867 | 15,948 | 22,020 | 22,345 |
| | 26,295 | 27,865 | 31,935 | 33,653 |
| Mortgage-backed securities | 43,748 | 46,349 | 62,825 | 65,086 |
| Total | $ 70,043 | $ 74,214 | $ 94,760 | $ 98,739 |

The carrying value of securities pledged as collateral to secure public deposits, borrowings and for other purposes, was $68,995 at December 31, 2010, and $80,045 at December 31, 2009.

Gross gains of $174 and $7 and gross losses of $70 and $-0- resulting from sales of securities were realized for the years ended December 31, 2010 and 2009, respectively.

Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Based on an evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value of the Company's U.S. Government agencies, mortgage-backed securities, state and political subdivisions and collateralized mortgage obligation investments are temporary.

The Company engaged an independent consulting firm to assist in the valuation of its investment in pooled trust preferred securities as of December 31, 2009. Very few trades of pooled trust preferred securities occurred in 2009. Management determined that there was an inactive and inefficient market in pooled trust preferred securities which contributed to the depressed pricing for these investments. After careful analysis, management determined that it would not likely retain its investment in the pooled trust preferred securities for a period of time sufficient to allow for recovery in fair value. Therefore, during the fourth quarter of 2009, the Company recognized non-cash other-than-temporary impairment charges of $1,091 on its investment in pooled trust preferred securities. At December 31, 2010 the Company's book value on the securities was approximately $18.

(Dollars in thousands, except per share amounts)

The Company continuously assesses individual securities as part of its ongoing portfolio management, including the identification of other-than-temporary declines in fair value. The other-than-temporary assessment includes reviewing the extent and duration of declines in fair values of investments, the seniority and duration of the securities, historical and projected company financial performance, company-specific news and other developments, the outlook for industry sectors, credit ratings and macro-economic changes, including government policy initiatives.

As of December 31, 2010, with the exception of the above mentioned investment in pooled trust preferred securities, management does not have the intent to sell any of the securities classified as available for sale in the table below and believes that it is more likely than not that the Company will not have to sell any such securities before recovery of fair value. The unrealized losses are largely due to increases in market interest rates over yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2010, management believes the impairments detailed in the table below are temporary and no other-than-temporary impairment should be recorded in the Company's consolidated financial statements.

The following table shows the gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009:

| | December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U. S. Government agencies | $ 6,881 | $ (119) | $ - | $ - | $ 6,881 | $ (119) |
| Collaterized mortgage obligations | - | - | - | - | - | - |
| Mortgage-backed securities | 3,598 | (2) | - | - | 3,598 | (2) |
| State and political subdivisions | 1,252 | (18) | - | - | 1,252 | (18) |
| Corporate debt securities | - | - | - | - | - | - |
| Total | $ 11,731 | $ (139) | $ - | $ - | $ 11,731 | $ (139) |

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or More | | Total | |
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U. S. Government agencies | $ 4,910 | $ (90) | $ - | $ - | $ 4,910 | $ (90) |
| Collaterized mortgage obligations | 4,710 | (85) | - | - | 4,710 | (85) |
| Mortgage-backed securities | 5,975 | (76) | - | - | 5,975 | (76) |
| State and political subdivisions | 1,083 | (21) | 545 | (69) | 1,628 | (90) |
| Corporate debt securities | - | - | - | - | - | - |
| Total | $ 16,678 | $ (272) | $ 545 | $ (69) | $ 17,223 | $ (341) |

**(Dollars in thousands, except per share amounts)**

## Note 5: Loans and Allowance for Loan Losses

Loans as of December 31, 2010 and 2009 are summarized below:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Amount | Percent | Amount | Percent |
| Real estate loans: | | | | |
| Permanent loans: | | | | |
| One-to-four family | $ 43,695 | 18.1 % | $ 44,582 | 20.8 % |
| Multi-family | 13,592 | 5.6 | 13,695 | 6.4 |
| Nonresidential | 77,089 | 31.9 | 63,910 | 29.9 |
| Construction loans: | | | | |
| One-to-four family | 20,373 | 8.4 | 13,880 | 6.5 |
| Multi-family | 357 | 0.1 | 3,060 | 1.4 |
| Nonresidential | 5,929 | 2.5 | 9,941 | 4.6 |
| Land loans | 26,394 | 10.9 | 20,849 | 9.7 |
| Total real estate loans | 187,429 | 77.5 | 169,917 | 79.3 |
| Consumer: | | | | |
| Home equity loans and lines of credit | 18,761 | 7.7 | 16,445 | 7.7 |
| Auto loans | 639 | 0.3 | 850 | 0.4 |
| Deposit loans | 377 | 0.2 | 257 | 0.1 |
| Overdrafts | 47 | - | 21 | - |
| Other | 2,193 | 0.9 | 2,318 | 1.1 |
| Total consumer loans | 22,017 | 9.1 | 19,891 | 9.3 |
| Commercial loans | 32,460 | 13.4 | 24,069 | 11.4 |
| Total loans | 241,906 | 100.0 % | 213,877 | 100.0 % |
| Allowance for loan losses | (3,649) | | (2,813) | |
| Net deferred loan costs | 89 | | 73 | |
| Loans receivable, net | $ 238,346 | | $ 211,137 | |

As of December 31, 2010, we recorded approximately $3.0 million of commercial loans and $3.0 million of short-term borrowings on our balance sheet as a result of "failed sale" accounting treatment, under the applicable accounting literature, for certain transfers of financial assets. As of December 31, 2009, we did not have any loans that resulted in "failed sale" accounting treatment.

The following table details allowance for loan losses and recorded investment in loans by portfolio segment for the years ended December 31, 2010 and 2009:

# First Advantage Bancorp
## Notes to Consolidated Financial Statements
## Years Ended December 31, 2010 and 2009
## (Dollars in thousands, except per share amounts)

**Allowance for Loan Losses and Recorded Investment in Loans**
**For the Year Ended December 31, 2010**

| | One-to-Four Family | Multi-family/ Nonresidential | Construction | Land | Consumer and Other | Commercial | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| **Allowance for loan losses:** | | | | | | | | |
| Beginning balance | $ 280 | $ 1,125 | $ 160 | $ 286 | $ 200 | $ 762 | $ - | $ 2,813 |
| Charge offs | (311) | - | - | - | (124) | (91) | - | (526) |
| Recoveries | 4 | - | - | - | 12 | 12 | - | 28 |
| Provision (Credit) | 572 | (64) | 165 | 444 | 162 | 55 | - | 1,334 |
| Ending balance | $ 545 | $ 1,061 | $ 325 | $ 730 | $ 250 | $ 738 | $ - | $ 3,649 |
| Ending balance individually evaluated for impairment | $ 195 | $ - | $ - | $ 71 | $ - | $ - | $ - | $ 266 |
| Ending balance collectively evaluated for impairment | $ 350 | $ 1,061 | $ 325 | $ 659 | $ 250 | $ 738 | $ - | $ 3,383 |
| **Loans:** | | | | | | | | |
| Ending balance | $ 43,695 | $ 90,681 | $ 26,659 | $ 26,394 | $ 22,017 | $ 32,460 | $ - | $ 241,906 |
| Ending balance individually evaluated for impairment | $ 461 | $ 249 | $ - | $ 292 | $ 160 | $ 213 | $ - | $ 1,375 |
| Ending balance collectively evaluated for impairment | $ 43,234 | $ 90,432 | $ 26,659 | $ 26,102 | $ 21,857 | $ 32,247 | $ - | $ 240,531 |

**Allowance for Loan Losses and Recorded Investment in Loans**

**For the Year Ended December 31, 2009**

| | One-to-Four Family | Multi-family/ Nonresidential | Construction | Land | Consumer and Other | Commercial | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| **Allowance for loan losses:** | | | | | | | | |
| Beginning balance | $ 220 | $ 822 | $ 185 | $ 36 | $ 135 | $ 777 | $ - | $ 2,175 |
| Charge offs | (44) | - | - | - | (68) | (150) | - | (262) |
| Recoveries | - | - | - | - | 13 | 19 | - | 32 |
| Provision (Credit) | 104 | 303 | (25) | 250 | 120 | 116 | - | 868 |
| Ending balance | $ 280 | $ 1,125 | $ 160 | $ 286 | $ 200 | $ 762 | $ - | $ 2,813 |
| Ending balance individually evaluated for impairment | $ - | $ 141 | $ - | $ - | $ - | $ - | $ - | $ 141 |
| Ending balance collectively evaluated for impairment | $ 280 | $ 984 | $ 160 | $ 286 | $ 200 | $ 762 | $ - | $ 2,672 |
| **Loans:** | | | | | | | | |
| Ending balance | $ 44,582 | $ 77,605 | $ 26,881 | $ 20,849 | $ 19,891 | $ 24,069 | $ - | $ 213,877 |
| Ending balance individually evaluated for impairment | $ - | $ 948 | $ - | $ 292 | $ 160 | $ 213 | $ - | $ 1,613 |
| Ending balance collectively evaluated for impairment | $ 44,582 | $ 76,657 | $ 26,881 | $ 20,557 | $ 19,731 | $ 23,856 | $ - | $ 212,264 |

**(Dollars in thousands, except per share amounts)**

The following table shows credit quality indicators at December 31, 2010 and 2009:

**Credit Quality Indicators as of December 31, 2010**

| | One-to-Four Family | Multi-family/ Nonresidential | Construction | Land | Consumer and Other | Commercial | Total |
|---|---|---|---|---|---|---|---|
| **Corporate Credit Exposures Credit Risk Profile by Internally Assigned Grade** | | | | | | | |
| Grade: | | | | | | | |
| Pass | $ 41,389 | $ 87,570 | $ 25,413 | $ 25,864 | $ 21,637 | $ 31,703 | $ 233,576 |
| Special mention | 794 | 1,904 | 720 | 192 | 70 | 103 | 3,783 |
| Substandard | 1,512 | 1,207 | 526 | 338 | 310 | 442 | 4,335 |
| Doubtful | - | - | - | - | - | 212 | 212 |
| Total | $ 43,695 | $ 90,681 | $ 26,659 | $ 26,394 | $ 22,017 | $ 32,460 | $ 241,906 |

**Credit Quality Indicators as of December 31, 2009**

| | One-to-Four Family | Multi-family/ Nonresidential | Construction | Land | Consumer and Other | Commercial | Total |
|---|---|---|---|---|---|---|---|
| **Corporate Credit Exposures Credit Risk Profile by Internally Assigned Grade** | | | | | | | |
| Grade: | | | | | | | |
| Pass | $ 42,162 | $ 77,198 | $ 26,881 | $ 20,555 | $ 19,531 | $ 24,039 | $ 210,366 |
| Special mention | - | 152 | - | - | 40 | 30 | 222 |
| Substandard | 2,420 | 255 | - | 294 | 320 | - | 3,289 |
| Doubtful | - | - | - | - | - | - | - |
| Total | $ 44,582 | $ 77,605 | $ 26,881 | $ 20,849 | $ 19,891 | $ 24,069 | $ 213,877 |

*Credit risk by internally assigned grade*

Loans assigned a grade of "Pass" range from loans with virtually no risk of default to loans including some or all of the following characteristics: borrower generally generates sufficient but strained cash flows to fund debt service, key ratios are generally slightly worse than peers, earnings may be trending downward, borrower is currently performing as agreed, risk of default is higher than normal but with prospects for improved financial performance, some borrower management team weaknesses may be evident, loans are protected by collateral that can be liquidated, industry outlook may be trending down but is generally acceptable.

Loans assigned a grade of "Special mention" characteristics include, but are not limited to, the following: weakened due to negative trends in the balance sheet and income statement, current cash flow may be insufficient to meet debt service, existence of documentation deficiencies, potential risk of payment default, collateral coverage is minimal, financial information may be inadequate to show the recent condition of the borrower, management of the borrower may not be adequately qualified or have limited experience, turnover in key positions and industry outlook is generally negative with reasonable expectations of a turnaround within 12 to 18 months.

Loans assigned a grade of "Substandard" characteristics include, but are not limited to, the following: payment default and /or loss is possible but not yet probable, cash flow is insufficient to service debt, there is a

**(Dollars in thousands, except per share amounts)**

likelihood that the collateral will have to be liquidated and/or the guarantor will be called upon to repay the debt, collateral coverage is marginal or nonexistent, guarantor has limited outside worth and is highly leveraged, management of the borrower has no prior experience with similar activities, capital base is weak and insufficient to absorb continuing losses and industry outlook is generally negative with reasonable expectations of a turnaround within 18 to 24 months.

Loans assigned a grade of "Doubtful" include all of the characteristics of "Substandard", but available information suggests it is unlikely that the loan will be paid back in its entirety. Cash flows are insufficient to service the debt, the borrower has had a series of substantial losses, key ratios are at unacceptable levels, and industry outlook is negative with an undeterminable recovery time. If the current adverse trends continue, it is unlikely the borrower will have the ability to meet the terms of the loan agreement. The probability of incurring a loss is greater than 50%. All loans classified as doubtful are placed on nonaccrual status.

These internally assigned grades are updated on a continual basis throughout the course of the year and represent management's most updated judgment regarding grades at December 31, 2010.

*Credit risk by payment activity*

Loans that do not receive a internally assigned grade are separated into two categories: performing and nonperforming. Performing loans are generally abiding by the terms of their loan contract and are less than 90 days past due. Loans are deemed nonperforming typically when they reach nonaccrual status or are 90 days past due or greater. The information presented by payment activity is updated as of December 31, 2010 based upon past due status as of that date.

The following table shows an aging analysis of past due loans as of December 31, 2010 and 2009:

**Age Analysis of Past Due Loans**
**As of December 31, 2010**

| | 30-59 Days Past Due | 60-89 Days Past Due | Greater Than 90 Days | Total Past Due | Current | Total Loans | Loans >90 Days and Accruing |
|---|---|---|---|---|---|---|---|
| One-to-four family | $ 675 | $ 168 | $ 693 | $ 1,536 | $ 42,159 | $ 43,695 | $ - |
| Multifamily/nonresidential | - | - | - | - | 90,681 | 90,681 | - |
| Construction | - | - | - | - | 26,659 | 26,659 | - |
| Land | - | - | 541 | 541 | 25,853 | 26,394 | - |
| Consumer and other | 661 | 137 | 436 | 1,234 | 20,783 | 22,017 | - |
| Commercial | - | - | - | - | 32,460 | 32,460 | - |

**Age Analysis of Past Due Loans**
**As of December 31, 2009**

| | 30-59 Days Past Due | 60-89 Days Past Due | Greater Than 90 Days | Total Past Due | Current | Total Loans | Loans >90 Days and Accruing |
|---|---|---|---|---|---|---|---|
| One-to-four family | $ 685 | $ 477 | $ 577 | $ 1,739 | $ 42,843 | $ 44,582 | $ - |
| Multifamily/nonresidential | - | - | - | - | 77,605 | 77,605 | - |
| Construction | - | - | - | - | 26,881 | 26,881 | - |
| Land | - | - | - | - | 20,849 | 20,849 | - |
| Consumer and other | 110 | - | 8 | 118 | 19,773 | 19,891 | - |
| Commercial | 276 | - | - | 276 | 23,793 | 24,069 | - |

## First Advantage Bancorp

**Notes to Consolidated Financial Statements**
**Years Ended December 31, 2010 and 2009**
**(Dollars in thousands, except per share amounts)**

The following tables set forth details regarding impaired loans at December 31, 2010 and 2009:

**Impaired Loans**
**For the Year Ended December 31, 2010**

| | Recorded Investment | Unpaid Principal Blance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| With no related allowance recorded: | | | | | |
| One-to-four family | $ - | $ - | $ - | $ - | $ - |
| Multifamily/nonresidential | 249 | 249 | - | 252 | 5 |
| Construction | - | - | - | - | - |
| Land | - | - | - | - | - |
| Consumer and other | 160 | 160 | - | 160 | 6 |
| Commercial | 212 | 270 | - | 251 | 5 |
| Subtotal | 621 | 679 | - | 663 | 16 |
| With an allowance recorded: | | | | | |
| One-to-four family | 461 | 461 | 195 | 465 | 23 |
| Multifamily/nonresidential | - | - | - | - | - |
| Construction | - | - | - | - | - |
| Land | 292 | 292 | 71 | 292 | 5 |
| Consumer and other | - | - | - | - | - |
| Commercial | - | - | - | - | - |
| Subtotal | 753 | 753 | 266 | 757 | 28 |
| Total: | | | | | |
| One-to-four family | 461 | 461 | 195 | 465 | 23 |
| Multifamily/nonresidential | 249 | 249 | - | 252 | 5 |
| Construction | - | - | - | - | - |
| Land | 292 | 292 | 71 | 292 | 5 |
| Consumer and other | 160 | 160 | - | 160 | 6 |
| Commercial | 212 | 270 | - | 251 | 5 |
| Total | $ 1,374 | $ 1,432 | $ 266 | $ 1,420 | $ 44 |

## First Advantage Bancorp

**Notes to Consolidated Financial Statements**

**Years Ended December 31, 2010 and 2009**

**(Dollars in thousands, except per share amounts)**

**Impaired Loans**

**For the Year Ended December 31, 2009**

| | Recorded Investment | Unpaid Principal Blance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| With no related allowance recorded: | | | | | |
| One-to-four family | $ - | $ - | $ - | $ - | $ - |
| Multifamily/nonresidential | - | - | - | - | - |
| Construction | - | - | - | - | - |
| Land | - | - | - | - | - |
| Consumer and other | - | - | - | - | - |
| Commercial | - | - | - | - | - |
| Subtotal | - | - | - | - | - |
| With an allowance recorded: | | | | | |
| One-to-four family | - | - | - | - | - |
| Multifamily/nonresidential | 948 | 948 | 141 | 951 | 21 |
| Construction | - | - | - | - | - |
| Land | - | - | - | - | - |
| Consumer and other | - | - | - | - | - |
| Commercial | - | - | - | - | - |
| Subtotal | 948 | 948 | 141 | 951 | 21 |
| Total: | | | | | |
| One-to-four family | - | - | - | - | - |
| Multifamily/nonresidential | 948 | 948 | 141 | 951 | 21 |
| Construction | - | - | - | - | - |
| Land | - | - | - | - | - |
| Consumer and other | - | - | - | - | - |
| Commercial | - | - | - | - | - |
| Total | $ 948 | $ 948 | $ 141 | $ 951 | $ 21 |

No interest was recognized on impaired loans on a cash basis during the years ended December 31, 2010 and 2009.

The following table sets forth loans on nonaccrual status as of December 31, 2010 and 2009:

**Nonaccrual Loans**

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| One-to-four family | $ 1,266 | $ 888 |
| Multifamily/nonresidential | 541 | 432 |
| Construction | - | - |
| Land | 541 | - |
| Consumer and other | 240 | 65 |
| Commercial | 397 | 18 |
| | $ 2,985 | $ 1,403 |

Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations, which typically occurs when principal and interest payments are 90 days past due. At

**(Dollars in thousands, except per share amounts)**

December 31, 2010 and 2009, non-accruing loans were $2,985 and $1,403 respectively. Had non-accrual loans performed in accordance with their original contract terms, the Company would have recognized additional interest income, net of tax, of approximately $57 in 2010 and $20 in 2009.

The following table sets forth information about modifications which were considered Troubled Debt Restructurings as of December 31, 2010. There were no troubled debt restructurings as of December 31, 2009.

**Modifications**
**As of December 31, 2010**

| | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment |
|---|---|---|---|
| Troubled debt restructurings | | | |
| Commercial | 1 | $ 178 | $ 178 |

| **Troubled Debt Restructurings That Subsequently Defaulted** | Number of Contracts | Pre-Modification Outstanding Recorded Investment |
|---|---|---|
| Troubled debt restructurings | | |
| Commercial | - | $ - |

Loans characterized as Troubled Debt Restructurings ("TDRs") totaled $178 at December 31, 2010, compared to $0 at December 31, 2009. The allowance allocated to TDRs, excluding specifically-impaired loans referred to above, totaled $0 at December 31, 2010 and 2009. The TDR total of $178 at December 31, 2010 is comprised of a single commercial real estate loan for which the Company agreed to accept interest only payments for one year. The difference in net present values of the cash flows for the restructured loan compared to the original loan terms was immaterial and, therefore, no specific reserve was established for the loan.

## Note 6: Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows:

| | Estimated Useful Lives | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| Land and land improvements | 7 to 15 years | $ 2,623 | $ 2,623 |
| Buildings and improvements | 7 to 40 years | 4,787 | 4,770 |
| Furniture, fixtures and equipment | 3 to 10 years | 3,748 | 3,561 |
| Construction in progress | | - | 18 |
| | | 11,158 | 10,972 |
| Less accumulated depreciation and amortization | | 3,605 | 3,069 |
| Net premises and equipment | | $ 7,553 | $ 7,903 |

## Note 7: Other Assets Held for Sale

At December 31, 2010 other assets held for sale totaled $532 and consisted of two former branch locations. During July 2009 the Bank closed its downtown drive-thru location and during February 2009 the new St. Bethlehem Branch opened and the former location was closed concurrently. Both properties were measured

(Dollars in thousands, except per share amounts)

for impairment at the time of their respective closing and reclassified to other assets held for sale. The Bank ceased recording depreciation on both properties on their respective reclassification dates.

## Note 8: Deposits

Year-end deposits were as follows:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Non-interest bearing demand deposits | $ 19,681 | $ 19,426 |
| Interest bearing deposits: | | |
| Savings | 41,770 | 36,581 |
| Checking | 58,753 | 55,895 |
| Money market | 20,336 | 17,230 |
| Certificats of deposit | 78,964 | 87,108 |
| Total interest bearing deposits | 199,823 | 196,814 |
| Total deposits | $ 219,504 | $ 216,240 |

Presented below is a summary of interest expense by each significant category of deposits:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| NOW | $ 595 | $ 866 |
| Money market | 245 | 238 |
| Savings | 463 | 411 |
| Time deposits | 1,889 | 3,003 |
| Total interest expense | $ 3,192 | $ 4,518 |

At December 31, 2010, the scheduled maturities of time deposit were as follows:

| | |
|---|---|
| 2011 | $ 55,931 |
| 2012 | 15,561 |
| 2013 | 6,539 |
| 2014 | 643 |
| 2015 | 287 |
| 2016 and thereafter | 3 |
| | $ 78,964 |

**(Dollars in thousands, except per share amounts)**

Scheduled maturities of time deposits in amounts of $100,000 or more, at December 31, 2010, were as follows:

| | | |
|---|---|---|
| Due within three months or less | $ | 10,952 |
| Due after three months and within six months | | 4,877 |
| Due after six months and within twelve months | | 7,572 |
| Due after twelve months | | 9,287 |
| | $ | 32,688 |

## Note 9: Borrowed Funds

*Short- term borrowings.* Short-term borrowings consist of Federal Home Loan Bank ("FHLB") overnight advances and federal funds purchased and securities sold under agreements to repurchase. Federal funds purchased are short-term borrowings that typically mature within one to ninety days and reprice daily. There were no federal funds purchased at December 31, 2010 or 2009. Securities sold under agreements to repurchase consist of customer funds that are invested overnight in investment securities. The following table shows the distribution of short-term borrowings, the weighted average interest rates thereon and the maximum month-end balance at the end of each of the last two years.

**Short-term borrowings**

| **FHLB Short Term Advances** | | **December 31, 2010** | | **December 31, 2009** |
|---|---|---|---|---|
| Balance at Year End | $ | - | $ | - |
| Weighted Avg Rate at Year End | | - | | - |
| Average Balance During the Year | | - | | 13,855 |
| Weighted Avg Rate During the Year | | 0.00% | | 0.21% |
| Maximum month-end Balance | | - | | 20,000 |
| **Fed Funds Purchased** | | | | |
| Balance at Year End | $ | - | $ | - |
| Weighted Avg Rate at Year End | | - | | - |
| Average Balance During the Year | | 39 | | 177 |
| Weighted Avg Rate During the Year | | 1.18% | | 0.67% |
| Maximum month-end Balance | | - | | 225 |
| **Securities Sold Under Agreements to Repurchase** | | | | |
| Balance at Year End | $ | 6,215 | $ | 6,883 |
| Weighted Avg Rate at Year End | | 1.49% | | 2.01% |
| Average Balance During the Year | | 6,250 | | 6,297 |
| Weighted Avg Rate During the Year | | 1.75% | | 1.99% |
| Maximum month-end Balance | | 10,441 | | 7,876 |

Other short-term borrowings include our liability related to mortgage loans available for repurchase under GNMA optional repurchase programs. As of December 31, 2010, we recorded approximately $3.0 million of commercial loans and $3.0 million of short-term borrowings on our balance sheet as a result of "failed sale" accounting treatment, under the applicable accounting literature, for certain transfers of financial assets. As of December 31, 2009, we did not have any loans that resulted in "failed sale" accounting treatment.

*Federal Home Loan Bank Long Term Borrowings.* The Bank had fixed rate putable advances maturing on January 14, 2015 in the amount of $13,000, putable on January 14, 2010 and quaterly thereafter, with a

**(Dollars in thousands, except per share amounts)**

weighted average rate of 2.99%. Pursuant to collateral agreements with the FHLB, non-repurchase advances and other overnight facilities, which the Bank utilizes, are secured by qualifying first mortgage loans, commercial real estate, FHLB stock and interest-bearing demand deposits with the FHLB.

*Structured Repurchase Agreements.* In a leverage strategy, on April 30, 2008, the Bank entered into two balance sheet leverage transactions (which consisted of four separate repurchase agreements, as set forth below) whereby it borrowed a total of $35,000 in multiple rate repurchase agreements with an initial average cost of 3.67% and invested the proceeds in U. S. Agency pass-through Mortgage Backed Securities (the "Securities"), which were pledged as collateral. The Bank secured the borrowed funds by Securities valued at 116% of the outstanding principal balance of the borrowings. The borrowings have original maturity dates ranging from four to ten years, with a weighted average maturity of 6.9 years and certain borrowings have a call option starting with periods ranging from two to three years after origination and are continuously callable after the initial call date. During the loan term, any collateral that is subject to maturity or call is replaced with other U. S. Agency instruments approved by the lender.

A summary of the material terms of each agreement is set forth below.

Ten Year Non-Putable Three Year Liability Side Structured Repurchase Agreement. The Bank agreed to transfer approximately $11,800 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $10,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2018, subject to early cancellation.

Ten Year Non-Putable Two Year Liability Side Structured Repurchase Agreement. The Bank agreed to transfer approximately $5,900 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $5,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2018, subject to early cancellation.

Five Year Non-Putable Three Year Bermudan Structured Repurchase Agreement. The Bank agreed to transfer approximately $11,800 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $10,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2013, subject to early cancellation.

Four Year Liability Side Structured Repurchase Agreement. The Bank agreed to transfer approximately $10,900 of U. S. Agency pass-through Mortgage Backed Securities as collateral for a $10,000 repurchase facility, bearing interest at market rates. The termination for the repurchase facility is April 30, 2012.

| Term Repurchase Agreements: | |
|---|---|
| Repurchase agreement - rate 3.28%, due April 30, 2018, callable after April 30, 2011 | $ 10,000 |
| Repurchase agreement - rate 2.96%, due April 30, 2018, callable after April 30, 2010 | 5,000 |
| Structured repurchase agreement - rate 3.71%, due April 30, 2013, callable after April 30, 2011, with embedded interest cap at LIBOR of 3.50% starting April 30, 2010 | 10,000 |
| Structured repurchase agreement - rate 4.39%, due April 30, 2012, with embedded interest cap at LIBOR of 3.50% starting April 30, 2010 | 10,000 |
| | $ 35,000 |

## Note 10: Income Taxes

The Company files federal and Tennessee state income tax returns. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.

As of December 31, 2010, the Company did not have any liabilities recorded for uncertain tax positions.

**(Dollars in thousands, except per share amounts)**

Income tax expense consists of the following:

| | 2010 | 2009 |
|---|---|---|
| Current income taxes: | | |
| Federal | $ 664 | $ - |
| State | - | - |
| Deferred income taxes: | | |
| Federal | 126 | 101 |
| State | 178 | 34 |
| Income tax expense | $ 968 | $ 135 |

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Dollars | % | Dollars | % |
| Computed at the statutory rate (34%) | $ 906 | 34.00 % | $ 168 | 34.00 % |
| Increase (decrease) resulting from | | | | |
| State income taxes, net of federal effect | 118 | 4.42 | 23 | 4.62 |
| Tax-exempt interest income, net | (82) | (3.08) | (81) | (16.35) |
| Reduction of liability for uncertain tax positions | (68) | (2.55) | (39) | (7.82) |
| Other | 94 | 3.53 | 64 | 12.78 |
| Income tax expense | $ 968 | 36.32 % | $ 135 | 27.23 % |

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Deferred tax assets | | |
| Allowance for loan losses | $ 1,384 | $ 1,053 |
| Deferred compensation | 1,125 | 1,005 |
| Net operating loss carryforward | 213 | 899 |
| Other-than-temporary impairment | 1,874 | 1,874 |
| Other | 422 | 361 |
| | 5,018 | 5,192 |
| Deferred tax liabilities | | |
| FHLB dividends | (953) | (953) |
| Unrealized gains on available-for-sale securities | (1,597) | (1,523) |
| Depreciation | (269) | (295) |
| | (2,819) | (2,771) |
| Net deferred tax asset | $ 2,199 | $ 2,421 |

**(Dollars in thousands, except per share amounts)**

No valuation allowance for deferred tax assets was recorded at December 31, 2010 and 2009 as management believes it is more likely than not that all of the deferred tax assets will be realized through either recoverable taxes paid in prior years or off-set of future earnings.

Retained earnings at December 31, 2010 and 2009 include approximately $3,633 of which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at December 31, 1987, defined as the base year reserve, which pursuant to the Tax Reform Act of 1986 was not required to be recaptured into taxable income. If this portion of retained earnings is used in the future for any other purpose than to absorb bad debts, the amount used will be added to future taxable income. The deferred tax liability on the above amount at December 31, 2010 and 2009, if recorded, would be approximately $1,224.

As of December 31, 2010, the Company had state net operating loss carry-forward totaling $4,052 available to offset future taxable income. The net operating losses begin to expire in 2023 if not utilized. On November 9, 2009, the Worker, Homeownership and Business Assistance Act was signed into law. This act extended a five year net operating loss carryback that had previously been available to only small businesses. The Company has filed the appropriate return with the Internal Revenue Service to carryback a federal 2008 net operating loss to 2005 resulting in the recognition of a current tax benefit of $2,290.

## Note 11: Other Comprehensive Income

Total comprehensive income is reported in the accompanying statements of changes in shareholders' equity. Information related to net other comprehensive income is as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Net income | $ 1,696 | $ 360 |
| Unrealized gains on available-for-sale securities | 297 | 1,068 |
| Less reclassification adjustment for realized gains included in income | (104) | (7) |
| Other comprehensive gains, before tax effect | 193 | 1,061 |
| Tax expense | 74 | 406 |
| Other comprehensive income | 119 | 655 |
| Comprehensive income | $ 1,815 | $ 1,015 |

## Note 12: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is subject to certain regulations on the amount of dividends it may declare without the prior approval of the Office of Thrift Supervision, its primary federal regulator. Under these regulations, the amount of dividends that may be paid in any year is limited to that year's net profits, as defined, combined with the retained net profits of the preceding two years, less dividends declared during those periods. As of January 1, 2011, due to the net loss of the Bank for the year ended December 31, 2008, the Bank would not have the ability to pay dividends to the Company, without regulatory approval.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). Management believes, as of December 31, 2010 and 2009, that the Bank meets all capital adequacy requirements to which it is subject.

(Dollars in thousands, except per share amounts)

As of December 31, 2010 and 2009, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2010 | | | | | | |
| Total risk-based capital (to risk-weighted assets) | $ 50,243 | 19.24 % | $ 20,890 | 8.00 % | $ 26,112 | 10.00 % |
| Tier I capital (to risk-weighted assets) | 47,568 | 18.20 | 10,445 | 4.00 | 15,667 | 6.00 |
| Tier I capital (to adjusted total assets) | 47,568 | 13.89 | 13,701 | 4.00 | 17,127 | 5.00 |
| Tangible capital (to adjusted tangible assets) | 47,568 | 13.89 | 5,138 | 1.50 | N/A | N/A |
| As of December 31, 2009 | | | | | | |
| Total risk-based capital (to risk-weighted assets) | $ 46,792 | 19.87 % | $ 18,842 | 8.00 % | $ 23,553 | 10.00 % |
| Tier I capital (to risk-weighted assets) | 44,681 | 18.96 | 9,421 | 4.00 | 14,132 | 6.00 |
| Tier I capital (to adjusted total assets) | 44,681 | 13.08 | 13,665 | 4.00 | 17,081 | 5.00 |
| Tangible capital (to adjusted tangible assets) | 44,681 | 13.08 | 5,124 | 1.50 | N/A | N/A |

(Dollars in thousands, except per share amounts)

Below is a reconciliation of GAAP and regulatory capital amounts:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Total equity per the Bank financial statements | $ 50,142 | $ 47,136 |
| Unrealized gains on available-for-sale securities included in accumulated other comprehensive income | (2,574) | (2,455) |
| Tier 1 capital | 47,568 | 44,681 |
| Allowance for loan losses includable in Tier 2 capital | 3,264 | 2,673 |
| Equity investments and other assets required to be deducted | (589) | (562) |
| Total risk-based capital | $ 50,243 | $ 46,792 |

**Note 13: Related-Party Transactions**

At December 31, 2010 and 2009, the Bank had loans outstanding to executive officers, directors and their related interests (related parties), in the amount of $10,498 and $9,103, respectively.

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Beginning balance | $ 9,103 | $ 8,330 |
| New loans and advances | 6,863 | 4,667 |
| Repayments | (5,468) | (3,894) |
| Ending balance | $ 10,498 | $ 9,103 |

Excluding the holding company demand deposit account, deposits from related parties held by the Bank, at December 31, 2010 and 2009, totaled $2,488 and $3,934, respectively.

**Note 14: Employee Benefits**

**First Federal Savings Bank 401(k) and Profit Sharing Plan**

The Bank has a retirement savings 401(k) and profit-sharing plan covering substantially all employees. Employees may contribute up to 100% of their compensation, up to allowable limits, with the Bank matching up to three percent on a discretionary basis (no required contributions) based on profitability and other factors. Participants are fully vested in any deferrals and vest in any employer contributions at a rate of 20% per year of service, with full vesting after five years of service. Employer contributions charged to expense for the years ended December 31, 2010 and 2009, were $125 and $125, respectively. The plan was established in 2005.

**First Federal Savings Bank Deferred Compensation Plans**

The Bank has a nonqualified deferred compensation agreement with certain retired directors. The agreement provides monthly payments of $6 through 2011 and $5 for 2012. The charge to expense related to the agreement was $2 for the years ended December 31, 2010 and 2009, respectively. Deferred compensation payable under this agreement totaled $136 and $209 as of December 31, 2010 and 2009, respectively.

(Dollars in thousands, except per share amounts)

### 1998 Nonqualified Deferred Compensation Plan

The Bank has a nonqualified deferred compensation plan for certain active and retired directors and certain retired and active officers. The agreement allowed the deferral of certain compensation to the plan. Interest accrues on the deferred amounts at a rate tied to the rate paid by the Bank on one year certificate accounts at the beginning of each plan year. Participants must elect the term over which to receive payments prior to the year the compensation would have been earned. During the initial public offering, employees were given a one-time option to move from the 1998 Nonqualified Deferred Compensation Plan to the new Nonqualified Deferred Compensation Plan. The charge to expense for the agreement was $8 and $14 for the years ended December 31, 2010 and 2009, respectively. Deferred compensation payable for this plan totaled $467 and $569 as of December 31, 2010 and 2009, respectively.

### 2007 Deferred Incentive Plan

On January 1, 2007, the Bank implemented a nonqualified deferred compensation agreement with certain executive officers, senior management and other key employees. The agreement provides the Bank will make contributions to the plan that will vest over a three to five year period. During the initial public offering employees were given a one time option to move from the 2007 Deferred Incentive Plan to the new Nonqualified Deferred Compensation Plan. All employees elected to participate in the Nonqualified Deferred Compensation Plan. The 2007 Deferred Incentive Plan had no participants during the years ended December 31, 2010 and 2009.

### Nonqualified Deferred Compensation Plan

Effective October 1, 2007, the Bank implemented a deferral plan with certain directors, executive officers, senior management and other key employees. The plan allowed identified participants the option to convert other cash based deferred compensation plan awards to the new Nonqualified Deferred Compensation Plan and to purchase stock during the initial public offering. Amounts transferred into the new Nonqualified Deferred Compensation Plan from the Bank's other deferred compensation plans, which were approximately $1,500, were used by the plan to purchase shares of the Company's stock from its initial public offering. The provision of the conversion was a one time event for previous plans. Additionally directors can elect to contribute fees earned to the plan. The charge to expense for this plan was $197 and $238 for 2010 and 2009, respectively. Restricted stock recorded as a contra equity account was $1,810 and $1,708 as of December 31, 2010 and 2009, respectively, of which $1,085 and $837 was earned by participants as of December 31, 2010 and 2009, respectively. At December 31, 2010 there were 12,917 shares available for award under the plan.

| | Number of Shares Awarded | Weighted-Average Fair Value |
|---|---|---|
| Non-vested restricted stock as of January 1, 2009 | 134,803 | $ 10.07 |
| Purchased | 10,490 | 10.07 |
| Vested | 58,363 | 10.07 |
| Forfeited | 5,167 | 10.07 |
| Non-vested restricted stock as of December 31, 2009 | 81,763 | 10.07 |
| Purchased | 9,395 | 11.07 |
| Vested | 24,173 | 10.12 |
| Forfeited | 7,750 | 10.12 |
| Non-vested restricted stock as of December 31, 2010 | 59,235 | $ 10.12 |

Total unrecognized compensation cost related to nonvested compensation arrangements purchased under the Plan was $242 and $516 as of December 31, 2010 and 2009, respectively. The remaining unrecognized compensation cost is expected to be recognized over 2011.

**(Dollars in thousands, except per share amounts)**

The Nonqualified Deferred Compensation Plan provides for fixed payments or a lump sum payment in shares of common stock of the Company after termination from service as defined under Section 409A of the Internal Revenue Code. The common stock purchased for this Nonqualified Deferred Compensation Plan is maintained in a Rabbi Trust ("Trust"), on behalf of the participants. The assets of the Trust are subject to the claims of general creditors of the Company. Dividends payable on the common stock held by the Trust are reinvested in additional shares of common stock of the Company and held in the Trust for the benefit of the participants. Since the Nonqualified Deferred Compensation Plan does not provide for diversification of the Trust's assets and can only be settled with a fixed number of shares of the Company's common stock, the deferred compensation obligation is classified as a component of shareholders' equity. Subsequent changes in the fair value of common stock are not reflected in earnings or shareholders' equity of the Company. The obligations of the Company under the Nonqualified Deferred Compensation Plan, and the shares held by the Trust, have no effect on net income.

**Employee Stock Ownership Plan (ESOP)**

The Company sponsors a leveraged ESOP that covers substantially all employees who meet certain age and eligibility requirements. As part of the initial public offering the ESOP purchased 421,174 shares, or approximately 8% of the 5,264,683 shares issued in the offering with the proceeds of a 20-year loan from the Company which is payable in annual installments and bears interest at a rate of 7.5% per annum.

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the unallocated shares, which are held in a suspense account, and are allocated among the participants as the loan is repaid. Cash dividends paid on allocated shares are distributed to the participants and cash dividends paid on unallocated shares are used to repay the outstanding debt of the ESOP.

ESOP shares are held by the plan trustee in a suspense account until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation in the year of allocation. Participants become vested in the allocated shares over a period not to exceed six years. Any forfeited shares are allocated to other participants in the same proportion as contributions. At December 31, 2010, the ESOP held 66,810 shares allocated and 26,353 shares committed to be allocated. The Bank is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement.

As ESOP shares are earned by the participants, the Company recognizes compensation expense equal to the fair value of the earned ESOP shares. Total compensation expense for the years ended December 31, 2010 and 2009 was $227 and $207, respectively. The ESOP shares as of December 31, 2010 and 2009 were as follows:

| | 2010 | 2009 |
|---|---|---|
| Allocated shares | 69,425 | 43,321 |
| Repurchased shares of beneficiaries | 2,615 | 478 |
| Shares released for allocation | - | - |
| Shares committed to be allocated | 26,353 | 26,055 |
| Unreleased shares | 325,396 | 351,749 |
| Total ESOP shares | 418,559 | 420,647 |
| Fair value of unreleased shares at December 31 | $ 3,947 | $ 3,553 |

(Dollars in thousands, except per share amounts)

## 2008 Equity Incentive Plan

The First Advantage Bancorp 2008 Equity Incentive Plan ("the 2008 Plan") was approved by the Company's stockholders at the annual meeting of stockholders held on June 11, 2008. Under the terms of the 2008 Plan, the Company may grant stock awards and stock options to its employees, officers and directors. The purpose of the 2008 Plan is to promote the success of the Company by linking the personal interests of its employees, officers and directors to the interests of the Company's shareholders, and by providing participants with an incentive for remarkable performance. All of the Company's employees, officers and directors are eligible to participate in the 2008 Plan. A committee appointed by the Board of Directors of the Company (which consists of at least two independent directors) (the "Committee") serves as administrator of the 2008 Plan. The Committee has sole authority to designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2008 Plan; and make all other decisions and determinations that may be required under the 2008 Plan.

Under the terms of the 2008 Plan, the Company granted shares of common stock in the form of restricted stock and options to its directors, officers and employees on August 11, 2008, November 12, 2008 and September 15, 2010.

The restricted common stock awards vest at a rate of 20% per year from the date of grant. The fair market value of the stock awards, based on the market price at the date of grant, is recorded as a contra equity account.

Both incentive stock options and non-qualified stock options were granted under the Plan. The exercise price for each option was equal to the market price of the Company's stock on the date of grant and the maximum term of each option is ten years. The vesting period for all options is five years from the date of grant. The Company recognizes compensation expense over the vesting period, based on the grant-date fair value of the options granted. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the activity in the 2008 Plan as of December 31, 2010, is presented in the following table:

| | | Non-Vested Stock Awards Outstanding | | Stock Options Outstanding | |
|---|---|---|---|---|---|
| | Shares Available for Grant | Number of Shares | Weighted-Average Grant-Date Fair Value | Number of Shares | Weighted-Average Exercise Price |
| Balance, December 31, 2009 | 17,331 | 165,270 | $ 10.29 | 512,337 | $ 10.29 |
| Granted | - | - | - | 5,000 | 10.70 |
| Stock options exercised | - | - | - | - | - |
| Stock awards vested | - | (41,317) | 10.29 | - | - |
| Forfeited | 17,500 | (3,000) | 10.29 | (14,500) | 10.29 |
| Canceled | - | - | - | - | - |
| Balance, December 31, 2010 | 34,831 | 120,953 | $ 10.29 | 502,837 | $ 10.29 |

**(Dollars in thousands, except per share amounts)**

Other information regarding options outstanding and exercisable as of December 31, 2010, is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life in Years | Number of Shares | Weighted-Average Exercise Price |
| \$10.03 - \$10.30 | 502,837 | \$ 10.29 | 8.6 | 199,135 | \$ 10.29 |

The fair value of the 2008 Plan stock options granted is estimated on the measurement date, which, for the Company, is the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used to determine the fair value of options granted are detailed in the table below:

| | |
|---|---|
| Risk-free interest rate | 3.49% |
| Dividend yield | 2.00% |
| Expected market price volatility | 22.07% |
| Expected life | 6.5 Years |

The total intrinsic value of vested stock options at December 31, 2010 was \$466. The total intrinsic value of non-vested stock options at December 31, 2010 was \$711.

The fair value of non-vested restricted stock awards for the purposes of recognizing stock-based compensation expense is the market price of the stock award on the measurement date, which, for the Company, is the date of the award.

Stock-based compensation expense totaled \$653 in 2010 and \$668 in 2009. Stock-based compensation is recognized ratably over the requisite service period for all awards. The total income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation was \$250 in 2010 and \$256 in 2009. Unrecognized stock-based compensation expense related to stock options totaled \$639 at December 31, 2010. At December 31, 2010, the weighted-average period over which the unrecognized expense related to stock options was expected to be recognized was 2.6 years. Unrecognized stock-based compensation expense related to non-vested restricted awards was \$1,093 at December 31, 2010. At December 31, 2010, the weighted-average period over which unrecognized expense related to restricted stock awards was expected to be recognized was 2.6 years.

## Note 15: Disclosures About Fair Value of Financial Instruments

FASB's ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is primarily determined by matrix pricing, and in some cases, fair value is determined by an independent third party. Valuation adjustments may be made to ensure that financial statements are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based

**(Dollars in thousands, except per share amounts)**

on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3). The following methods and assumptions are used by the Company to estimate the fair values of the Company's financial assets and liabilities on a recurring basis:

*Available-for-Sale Securities*

The fair values of securities available for sale are determined by a matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. Level 2 securities include U. S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, asset-backed and other securities. Level 3 securities include preferred term securities that are not traded in an active market with a fair value determined by an independent third party.

*Fair Value of Assets Measured on a Recurring Basis*

Assets measured at fair value on a recurring basis are summarized below:

| December 31, 2010 | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Available for sale securities: | | | | |
| U.S. Treasury | $ 6,093 | $ 6,093 | $ - | $ - |
| U.S. Government agencies | 7,918 | - | 7,918 | - |
| Mortgage-backed securities | 46,349 | - | 46,349 | - |
| Collateralized mortgage obligations | 4,080 | - | 4,080 | - |
| State and political subdivisions | 9,717 | - | 9,717 | - |
| Corporate debt securities | 57 | - | - | 57 |

Activity in assets measured using Level 3 inputs during the year was as follows:

| | |
|---|---|
| Balance, January 1, 2010 | $ 30 |
| Purchases, sales, issuances and settlements | (12) |
| Unrealized gains included in other comprehensive income | 39 |
| Balance, December 31, 2010 | $57 |

**(Dollars in thousands, except per share amounts)**

| December 31, 2009 | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Assets: | | | | |
| Available for sale securities: | | | | |
| U.S. Treasury | $ 6,061 | $ 6,061 | $ - | $ - |
| U.S. Government agencies | 14,298 | - | 14,298 | - |
| Mortgage-backed securities | 65,086 | - | 65,086 | - |
| Collateralized mortgage obligations | 4,710 | - | 4,710 | - |
| State and political subdivisions | 8,554 | - | 8,554 | - |
| Corporate debt securities | 30 | - | - | 30 |

| Activity in assets measured using Level 3 inputs during the year was as follows: | |
|---|---|
| Balance, January 1, 2009 | $ 1,069 |
| Other-than-temporary impairment charges included in non-interest income | (1,091) |
| Payments and settlements | 52 |
| Balance, December 31, 2009 | $30 |

*Fair Value of Assets Measured on a Nonrecurring Basis*

Certain assets may be recorded at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically result from the application of lower of cost or market accounting or a write-down occurring during the period. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of December 31, 2010. There were no nonrecurring fair value adjustments for the period ending December 31, 2009.

| December 31, 2010 | Level 1 | Level 2 | Level 3 | Nonrecurring Fair Value Adjustments Twelve Months Ended December 31, 2010 |
|---|---|---|---|---|
| Impaired loans | | | $1,432 | ($58) |
| Other real estate owned | | | 115 | ( 38) |
| Repossessed assets | | | 16 | - |

The following methods and assumptions are used by the Company to estimate the fair values of the Company's financial assets and liabilities on a nonrecurring basis:

*Mortgage Loans Held For Sale*

Mortgage loans held for sale are carried at the lower of cost or fair value. They consist of residential mortgage loans held for sale that are valued based on traded market value of similar assets where available and/or discounted cash flows at market interest rates. They are recorded at cost in the consolidated balance sheets at December 31, 2010 and 2009.

*Other Assets Held for Sale*

Other assets held for sale represents real estate that is not intended for use in operations and recorded at lower of cost or estimated fair value on a nonrecurring basis. Fair value is based upon independent market prices, appraised values or management's estimation of the value. When the fair value is based on an observable market price or current appraised value, the Company classifies the asset as Level 2.

*Other Real Estate Owned and Repossessed Assets*

Other real estate owned and repossessed assets are carried at lower of cost or estimated fair value. The estimated fair value of the real estate or repossessed asset is determined through current appraisals, or management's best estimate of the value and adjusted as necessary, by management, to reflect current market conditions. As such, other real estate owned and repossessed assets are generally classified as Level 3.

*Impaired Loans*

While the overall loan portfolio is not carried at fair value, the Company periodically records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral dependent loans when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In determining the value of real estate collateral, the Company relies on external appraisals and assessment of property values by its internal staff. In the case of non-real estate collateral, reliance is placed on a variety of sources, including external estimates of value and judgments based on the experience and expertise of internal specialists. Because many of these inputs are not observable, the measurements are classified as Level 3.

The "Fair Value Measurement and Disclosures" topic of the FASB ASC requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below.

The year-end estimated fair values of financial instruments were as follows for the dates indicated:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (Dollars in thousands) | | | |
| Financial assets | | | | |
| Cash and cash equivalents | $ 7,788 | $ 7,788 | $ 11,865 | $ 11,865 |
| Other investments | $ 3,486 | $ 3,485 | $ - | $ - |
| Available-for-sale securities | 74,214 | 74,214 | 98,739 | 98,739 |
| Loans held for sale | 3,155 | 3,155 | 2,265 | 2,265 |
| Loans, net of allowance for loan losses | 238,346 | 237,770 | 211,137 | 211,223 |
| FHLB stock | 2,988 | 2,988 | 2,988 | 2,988 |
| Forward sale commitments | 21 | 21 | 20 | 20 |
| Financial liabilities | | | | |
| Deposits | $ 219,504 | $ 219,808 | $ 216,240 | $ 216,564 |
| Securities sold under agreement to repurchase | 6,215 | 6,215 | 6,883 | 6,883 |
| Interest payable | 422 | 422 | 511 | 511 |
| FHLB advances | 13,000 | 13,790 | 13,000 | 13,583 |
| Other borrowings | 35,000 | 37,455 | 35,000 | 37,187 |
| Interest rate lock commitments | 21 | 21 | 20 | 20 |
| Loan commitments | - | - | - | - |

*General*

For short-term financial instruments realizable in three months or less, the carrying amount approximates fair value.

*Cash and Cash Equivalents and Interest Receivable*

The carrying amount approximates fair value, primarily due to their short-term nature.

*Federal Home Loan Bank Stock*

It is not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

*Other Investments*

Other investments consist of time deposits placed with other banks and is calculated based on present value of future cash flows.

*Available-for-Sale Securities*

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

*Loans*

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

*Deposits*

Deposits include non-interest bearing checking accounts and interest bearing deposits, including savings accounts, checking accounts and money market deposits. The carrying amount for these deposits approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

*Securities Sold Under Agreement to Repurchase*

The carrying amount approximates fair value because of the short time between the origination of the agreements and their expected realization.

*Federal Home Loan Bank Advances*

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

*Commitments to Originate Loans, Forward Sale Commitments, Letters of Credit and Lines of Credit*

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

**(Dollars in thousands, except per share amounts)**

## Note 16: Commitments and Credit Risk

The Bank grants agribusiness, commercial and residential loans to customers throughout the state of Tennessee.

### *Commitments to Originate Loans*

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2010 and 2009, the Bank had outstanding commitments to originate loans aggregating $1,438 and $6,097, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $2,527 and $3,748, and mortgage loans held for sale amounted to $3,155 and $2,265 at December 31, 2010 and 2009, respectively.

The Bank had recourse commitments on loans sold on the secondary market of approximately $19,481 and $14,935 at December 31, 2010 and 2009, respectively. Recourse provisions expire within one to six months from the date of transfer.

### *Standby Letters of Credit*

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Bank had total outstanding standby letters of credit amounting to $482 and $215 at December 31, 2010 and 2009, respectively, with terms generally ranging from 90 days to 13 months.

### *Lines of Credit*

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2010, the Bank had granted unused lines of credit to borrowers aggregating approximately $31,468 and $11,711 for commercial lines and open-end consumer lines, respectively. At December 31, 2009, the Bank had granted unused lines of credit to borrowers aggregating approximately $33,164 and $11,499 for commercial lines and open-end consumer lines, respectively.

## Note 17: Derivatives

The Bank enters into interest rate lock commitments, which are commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. The Bank had $2.5 million and $3.7 million in total notional amount of interest rate lock commitments with a fair value of $21 and $20 at December 31, 2010 and December 31, 2009, respectively. The Bank manages market risk on the interest rate lock commitments and mortgage loans held for sale with corresponding forward sale commitments, which are recorded at fair value with changes to fair value recorded in net gains on sales of loans held for sale. The Bank had $5.5 million and $6.0 million in total notional amount related to these forward sale commitments with a fair value of ($21) and ($20) at December 31, 2010 and December 31, 2009, respectively. Changes in fair value are recorded in other assets or other liabilities on the balance sheet, depending on their balance. The adjustment to net gains on mortgage loans held for sale as a result of interest rate lock commitments and forward sale commitments was $0 for December 31, 2010 and December 31, 2009, respectively.

## Note 18: Parent Company Condensed Financial Statements

First Advantage Bancorp, which was incorporated under the laws of the state of Tennessee on June 11, 2007, acquired all of the outstanding shares of First Federal Savings Bank in connection with the Bank's conversion to the stock form of organization on November 29, 2007. The condensed year-end 2010 and 2009 financial statements, pertaining only to First Advantage Bancorp, are as follows:

| **Balance Sheet** | **December 31, 2010** | **December 31, 2009** |
|---|---|---|
| | **(Dollars in thousands)** | |
| Assets | | |
| Cash and cash equivalents | $ 13,053 | $ 19,631 |
| Investment in subsidiaries | 50,142 | 47,136 |
| ESOP trust loan receivable | 3,362 | 3,553 |
| Income tax receivable | 26 | 30 |
| Prepaid and other assets | 200 | 225 |
| Total Assets | $ 66,783 | $ 70,575 |
| Liabilities and Stockholders' Equity | | |
| Other liabilities | $ 56 | $ 49 |
| Stockholders' equity | 66,727 | 70,526 |
| Total Liabilities and Stockholder's Equity | $ 66,783 | $ 70,575 |

**First Advantage Bancorp**
**Notes to Consolidated Financial Statements**
**Years Ended December 31, 2010 and 2009**
**(Dollars in thousands, except per share amounts)**

| Condensed Statement of Income | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (Dollars in thousands) | |
| Income | | |
| ESOP loan interest | $ 266 | $ 280 |
| Interest on reverse repurchase agreement | 39 | 49 |
| Total income | 305 | 329 |
| Operating expenses | 350 | 328 |
| Income (loss) before equity in undistributed net loss of subsidiaries | (45) | 1 |
| Equity in undistributed net income of subsidiaries | 1,741 | 359 |
| Net income | $ 1,696 | $ 360 |

| Statement of Cash Flows | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (Dollars in thousands) | |
| Operating Activities | | |
| Net income | $ 1,696 | $ 360 |
| Items not requiring (providing) cash | | |
| Equity in undistributed net income of subsidiaries | (1,741) | (359) |
| Change in other assets | 34 | 35 |
| Change in other liabilities | 7 | 49 |
| Net cash (used) provided by operating activities | (4) | 85 |
| Investing Activities | | |
| Proceeds from repayment of ESOP loan from subsidary | 191 | 182 |
| Net cash provided in investing activities | 191 | 182 |
| Financing Activities | | |
| Stock purchased/retired - repurchase program | (5,782) | (895) |
| Cash paid for dividends | (983) | (1,044) |
| Net cash used in financing activities | (6,765) | (1,939) |
| Decrease in cash and cash equivalents | (6,578) | (1,672) |
| Cash and cash equivalents, beginning of year | 19,631 | 21,303 |
| Cash and cash equivalents, end of year | $ 13,053 | $ 19,631 |

First Advantage Bancorp
Notes to Consolidated Financial Statements
Years Ended December 31, 2010 and 2009
(Dollars in thousands, except per share amounts)

## Note 19: Quarterly Financial Information

The quarterly financial statements presented below reflect all adjustments which are, in the opinion of management, necessary to fairly present results of operations for the interim periods indicated:

| Unaudited<br>2010 | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (Dollars in thousands) | | | |
| Interest and dividend income | $ 4,365 | $ 4,409 | $ 4,382 | $ 4,415 |
| Interest expense | 1,357 | 1,284 | 1,211 | 1,147 |
| Net interest income | 3,008 | 3,125 | 3,171 | 3,268 |
| Provision for loan losses | 227 | 232 | 248 | 627 |
| Net interest income after provision for loan losses | 2,781 | 2,893 | 2,923 | 2,641 |
| Non-interest income | 604 | 767 | 697 | 670 |
| Non-interest expense | 2,882 | 2,921 | 2,873 | 2,636 |
| Income before provision for income taxes | 503 | 739 | 747 | 675 |
| Provision for income taxes | 176 | 408 | 275 | 109 |
| Net income | $ 327 | $ 331 | $ 472 | $ 566 |

| 2009 | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (Dollars in thousands) | | | |
| Interest and dividend income | $ 4,290 | $ 4,212 | $ 4,340 | $ 4,390 |
| Interest expense | 1,690 | 1,629 | 1,559 | 1,489 |
| Net interest income | 2,600 | 2,583 | 2,781 | 2,901 |
| Provision for loan losses | 168 | 159 | 180 | 361 |
| Net interest income after provision for loan losses | 2,432 | 2,424 | 2,601 | 2,540 |
| Non-interest income | 608 | 777 | 671 | (407) |
| Non-interest expense | 2,805 | 2,971 | 2,665 | 2,710 |
| Income (loss) before provision for income taxes | 235 | 230 | 607 | (577) |
| Provision (credit) for income taxes | 66 | 89 | 217 | (237) |
| Net income (loss) | $ 169 | $ 141 | $ 390 | $ (340) |

**Exhibit 21.1**

## Subsidiaries

| Registrant | Percentage Ownership | Jurisdiction or State of Incorporation |
|---|---|---|
| First Advantage Bancorp | | Tennessee |
| **Subsidiaries** | | |
| First Federal Savings Bank | 100% | Tennessee |
| First Financial Mortgage Corp. (1) | 100% | Tennessee |

(1) Wholly owned subsidiary of First Federal Savings Bank.

Exhibit 23.1

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-147732, Form S-8 No. 333-151679) of First Advantage Bancorp of our report dated March 4, 2011, relating to our audit of the consolidated financial statements, which appear in this Annual Report on Form 10-K of First Advantage Bancorp for the year ended December 31, 2010.

Horne LLP

Memphis, Tennessee
March 4, 2011

**EXHIBIT 31.1**

# CERTIFICATION

I, Earl O. Bradley, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Advantage Bancorp:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and in preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as the end of the period covered by this annual report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2011

/s/Earl O. Bradley, III
Earl O. Bradley, III
Chief Executive Officer
(principal executive officer)

**EXHIBIT 31.2**

## CERTIFICATION

I, Patrick C. Greenwell, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Advantage Bancorp:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and in preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as the end of the period covered by this annual report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2011

/s/ Patrick C. Greenwell
Patrick C. Greenwell
Chief Financial Officer and Secretary
(principal financial and accounting officer)

**EXHIBIT 32**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADDED BY**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of First Advantage Bancorp (the "Company") on Form 10-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission (the "Report"), the undersigned hereby certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

March 4, 2011

/s/Earl O. Bradley, III
Earl O. Bradley, III
Chief Executive Officer

/s/ Patrick C. Greenwell
Patrick C. Greenwell
Chief Financial Officer and Secretary